Form 20-F
period 2002-03-31
MAD CATZ INTERACTIVE INC
filed 2002-09-30
CIK 1088162

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended: March 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

From the transition period from to .

Commission file number 001-14944

MAD CATZ INTERACTIVE, INC.
(Exact name of Registrant as specified in its charter)

MAD CATZ INTERACTIVE, INC.
(Translation of Registrant’s name into English)

Canada
(Jurisdiction of incorporation or organization)

141 Adelaide St. West
Suite 400
Toronto, Ontario M5H 3L5
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common shares as of the close of the period covered by the annual report.

52,909,548

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒  No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow. Item 17 ☒. Item 18 ☐.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not applicable.

Item 3.    Key Information

A.    Selected Financial Data

The summary of financial information set forth below is derived from and should be read in conjunction with the more detailed financial statements and notes thereto appearing elsewhere in this Annual Report on Form 20-F (the “Form 20-F”). See “Report of Independent Auditors” and “Financial Statements.” The Company’s fiscal year is from April 1 to March 31.

Mad Catz Interactive, Inc., (the “Company”), maintains its books and records in US dollars, and has prepared its financial statements contained in this Form 20-F in accordance with generally accepted accounting principles (“GAAP”) in Canada, which vary in certain significant respects from GAAP in the United States. See Note 14 to the consolidated financial statements included in “Item 17. Financial Statements” elsewhere in this Form 20-F for a reconciliation of the fiscal year 2002 net income determined in accordance with GAAP in Canada to the net income determined in accordance with GAAP in the United States.

During fiscal year 2002, the Company changed its reporting currency from Canadian dollars to US dollars. The comparative historical figures for the 2001, 2000, and 1999 fiscal years in this Form 20-F have been translated into US dollars, in accordance with US GAAP, which requires the use of an average exchange rate for each year in the translation from Canadian dollars to US dollars for the historical periods. Shareholders should be aware that the comparative figures found in the Company’s Annual Report to Shareholders are different from those listed below and elsewhere in this Form 20-F because the figures in the Company’s Annual Report to Shareholders were translated from Canadian dollars to US dollars using Canadian GAAP, which requires translation into US dollars at the exchange rate in effect on March 31, 2001 rather than an average exchange rate for the entire year.

SELECTED CONSOLIDATED
STATEMENT OF OPERATIONS INFORMATION
Audited

	Year Ended March 31, 2002	Year ended March 31, 2001	Year Ended March 31, 2000	Year Ended March 31, 1999
Net sales	$83,337,134	$58,472,096	$47,821,587	$—
Cost of sales	64,927,895	45,458,773	34,184,138	—

Gross profit	18,409,239	13,013,323	13,637,449	—
Expenses	14,392,354	13,675,583	8,710,118	54,791

Income (loss) before the under noted	4,016,885	(662,260)	4,927,331	(54,791)
Gain on sale of subsidiary	—	—	—	(1,571,583)
Gain on net accounts payable adjustment	—	—	(362,582)	(337,668)

Income (loss) before income taxes & goodwill charges[1]	$4,016,885	$(662,260)	$5,289,913	$1,854,460
Income taxes	1,855,544	3,217,371	3,170,219	(187,489)

Income (loss) before goodwill charges and discontinued operations	2,161,341	(3,879,631)	2,119,694	2,041,949
Goodwill charges	976,665	996,549	572,154	—

Net income (loss) from continuing operations	1,184,676	(4,876,180)	1,547,540	2,041,949
Net income (loss) from discontinued operations	302,095	(19,136,936)	2,238,503	806,644

Net income (loss)	1,486,771	(24,013,116)	3,786,043	2,848,593
Net Income (loss) per share	$0.03	$(0.53)	$0.11	$0.17

1
As at March 31, 2000, the Company adopted provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section on business combinations. This section permits, but does not require, entities to present goodwill amortization expenses and goodwill charges on a net of tax basis as a separate line item in the income statement after income taxes.

SELECTED CONSOLIDATED
BALANCE SHEET INFORMATION
Audited

	As at March 31, 2002	As at March 31, 2001
Cash	$1,902,966	$1,455,480
Accounts receivable	10,276,547	6,810,779
Inventories	15,918,898	13,493,306
Future income tax assets	2,070,835	2,484,398
Capital assets	1,919,749	1,733,516
Goodwill	16,362,175	17,529,191
Total assets	50,195,368	45,668,270
Bank loan	4,335,084	8,670,796
Accounts payable and accrued liabilities	16,106,044	8,562,687
Subordinated debt	136,886	407,182
Future tax liability	—	3,338,719
Shareholders equity	29,617,354	24,688,886
Retained deficit	(17,114,271)	(18,601,042)

B.    Capitalization and indebtedness

Not applicable.

C.    Reasons for the offer and use of proceeds

Not applicable.

D.    Risk Factors

The Company’s future financial results depend upon numerous factors and are subject to many risks and uncertainties. The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company orthat may be immaterial at this time may also impair the Company’s business operations and future financial condition, results of operations or liquidity.

A Significant Portion of the Company’s Revenue is Derived from a Few Large Customers.

The Company is dependent on a very small number of large customers. The Company’s top two customers, Wal-Mart and Target, accounted for approximately 48% of the Company’s revenues for fiscal year 2002. The Company does not have long-term agreements with these or other significant customers. As a result, agreements with respect to pricing, shelf space, cooperative advertising or special promotions, among other things, are subject to periodic negotiation with each customer. No assurance can be given that these or other customers will continue to do business with the Company or that they will maintain their historical levels of business. The loss of either of these customers could have a material adverse effect on the Company’s business, results of operations, financial condition and liquidity.

Some of the Company’s License Agreements with Video Game Console Developers Have Expired or Are About to Expire, Which Could Limit the Company’s Product Offerings and Significantly Reduce its Revenues.

Historically, a majority of the Company’s revenues has come from video game accessories that work with video game consoles sold by Sony Corporation (“Sony”), Nintendo Company, Ltd. (“Nintendo”) and Microsoft Corporation (“Microsoft”). Some, but not

all, of the Company’s products compatible with these video game consoles have been produced under license agreements pursuant to which the Company received proprietary and other useful information, including use of the first party logos. Some of these license agreements have expired and others are about to expire, which could limit the Company’s product offerings and significantly reduce its revenues.

In particular, the Company’s domestic license for the Sony PlayStation 2 Memory Card expired on December 31, 2001, and its international license for the Sony PlayStation 2 Memory Card will expire on November 27, 2002. Approximately 22% and 8% of the Company’s revenues in fiscal year 2002 were attributable to sales of the PlayStation 2 Memory Card under these domestic and international licenses, respectively. Based on discussions with Sony, the Company does not expect to be able to renew or replace these licenses. Without these licenses, the Company is unable to produce or sell the Sony PlayStation 2 Memory Card. As a result, the Company has discontinued domestic sales, and expects to discontinue international sales after the 6 month sell-off period which ends in May 2003, of the PlayStation 2 Memory Card, causing a significant decline in its revenues. If the Company is unable to generate sufficient revenue from sales of other products to replace this revenue, its financial condition and results of operations could be materially and adversely affected.

In addition, the Company’s license with Sony covering the MC2 Racing Wheel expired on June 15, 2002, and its license with Microsoft covering products relating to Microsoft’s Xbox video game console will expire on February 28, 2003. Based on discussions with Sony, the Company will not renew or replace the Sony license. The Company is uncertain whether it will be able to renew or replace the Microsoft license. Nonetheless, these licenses only relate to the use of Sony’s and Microsoft’s logos on the Company’s products, so even without the licenses, the Company would be able to, and intends to, continue producing and selling similar products which do not contain the logos. There can be no assurance, however, that sales of unlicensed products will be equivalent to sales of the licensed products. Any decline in the sale of such products could significantly reduce the Company’s revenues and have a material adverse effect on its financial condition and results of operations.

Furthermore, the Company does not have any license agreements with Nintendo. The absence of license agreements with Nintendo, Sony or Microsoft could result in the Company being unable to efficiently and cost effectively design future generations of compatible accessories. In the event Nintendo, Sony or Microsoft enters into license agreements with other companies and not with the Company, the Company would be placed at a substantial competitive disadvantage, which could materially and adversely affect its business and financial condition.

The Company Must Stay at the Forefront of Technology, and any Inability to do so Would Have a Material Adverse Effect on the Company’s Results of Operations, Financial Condition or Liquidity.

The high-tech industry is characterized by rapid technological advances, evolving industry standards, frequent new product introductions and enhancements and changing customer requirements. The introduction of products embodying or based upon new technologies and the emergence of new industry standards could render the Company’s existing inventory of products obsolete and unmarketable. The Company’s future success will depend upon its ability to enhance its current inventory of products and to introduce new products that keep pace with technological developments, respond to evolving end-users requirements and achieve market acceptance. If the Company fails to develop and introduce these enhancements or new products, or if these products are not accepted by its intended customers, the Company’s business could be harmed.

The Company’s Financial Results Are Dependent on Timely Introduction of New Products

The timely shipment of new products depends on various factors, including the development process, debugging, approval by hardware licensors, and approval by third-party licensors. Due to these factors, and others, some of the Company’s products may not be released in accordance with its operating plans. A significant delay in the introduction of one or more new products would negatively affect the Company’s revenues and have a negative impact on the Company’s results of operations, financial condition or liquidity. No assurance can be given that the Company’s new products will be released in a timely fashion in accordance with its business plan.

The average life cycle of video game accessories is similar to the life of video game consoles which generally ranges from 2 to 5 years. Factors such as competition for access to retail shelf space, consumer preferences and seasonality could result in the shortening of the life cycle for older products and increase the importance of the Company’s ability to release new products on a timely basis. The Company must introduce new products in order to generate new revenues and/or to replace declining revenues from older products. The complexity of new video game systems has resulted in higher development expenses, longer development cycles, and the need to carefully monitor and plan the product development process. If the Companydoes not introduce new products in accordance with its operating plans for a period, its results of operations, liquidity and profitability in that period could be negatively affected.

New Video Game Platforms and Development for Multiple Consoles Create Additional Technical and Business Model Uncertainties

Large portions of the Company’s revenues are derived from the sale of video game accessories for use with proprietary video game platforms (such as the Microsoft Xbox™; the Nintendo GameCube™, Game Boy Advance™, Gamegear™, Super Nintendo™, and Nintendo 64™; and the Sony PlayStation™ and PlayStation 2™). The success of the Company’s products is significantly affected by commercial acceptance of the new video game consoles and the life span of older platforms. In addition, the Company anticipates that its profitability will continue to be impacted by the levels of research and development expenses incurred relative to revenues, and by fluctuations relating to the timing of development in anticipation of the future platforms.

From time to time, the Company will expend development and marketing resources on products designed for new video game systems that have not yet achieved a large installed base or will continue product development for older hardware platforms that may have shorter life cycles than the Company expected. Conversely, if the Company does not develop products for use on a platform that achieves significant market acceptance, or if the Company discontinues development for a platform that has a longer life cycle than expected, the Company’s revenue growth may be adversely affected.

The Manufacture and Supply of the Company’s Products is Dependant upon a Limited Number of Third Parties.

The Company relies on a limited number of manufacturers and suppliers for its products. There can be no assurance that these manufacturers and suppliers will be able to manufacture/supply the Company with sufficient quantities of its products to ensure consumer availability. Moreover, there can be no assurance that such manufacturers and suppliers will not refuse to supply the Company with product, and independently market their own competing products in the future or will not otherwise discontinue their relationships with or support of the Company. The failure of the Company to maintain its existing manufacturing and supplier relationships, or to establish new relationships in the future, could have a material adverse effect on the Company’s business, its results of operations, financial condition and liquidity.

The Company’s Business is Seasonal and Its Financial Results Vary from Period to Period.

The video game and video game accessory industry is highly seasonal and the Company’s operating results vary substantially from period to period. The Company generates a substantial portion of its sales during the Christmas season. If expenses remain relatively fixed, but the Company’s revenues are less than anticipated in any quarter, the Company’s operating results would be adversely affected for that quarter. In addition, incurring unplanned expenses could adversely affect operating results for the period in which such expenses are incurred. Failure to achieve periodic revenue, earnings and other operating and financial results as anticipated by brokerage firms or industry analysts could result in an immediate and adverse effect on the market price of the Company’s shares of its Common Stock (“Shares”). The Company may not discover, or be able to confirm, revenue or earnings shortfalls until the end of a quarter, which could result in a greater immediate and adverse effect on the Share price.

There are Risks Associated with the Company’s Product Returns, Price Protection Policies and Other Promotional Activities.

Competitors’ promotional or other activities could result in the need for the Company to price protect its customers’ inventory. Furthermore, the Company expects that the rate of product returns could increase above historical levels to the extent that the Company introduces new versions of products or to the extent that the product sales mix changes. It is also likely that the Company will experience additional price competition as it continues to introduce new and enhanced products. Although the Company establishes allowances for anticipated product returns, and believes its existing policies have resulted in allowances that are adequate, there can be no assurance that such product returns and price protection obligations will not exceed such allowances in the future, which would have a material adverse effect on future operating results.

The Company May Need to Obtain Additional Financing to Maintain its Business, Which May Not be Available on Favorable Terms, or at All.

The Company’s management believes that the Company currently has sufficient credit facilities and access to other sources of capital to fund existing operations. Additional funds may be required to finance an increased level of sales and operations, and possible acquisitions. There can be no assurance that the Company’s currently available funds will be adequate to fund its future operations or, if additional capital is needed, that adequate funds will be available on acceptable terms, or at all. The inability to have or obtain adequate funds could limit the Company’s ability to implement its business plan and have a material adverse effect upon the Company’s business, results of operations, financial condition and liquidity.

The Company Depends Upon the Availability of Capital Under its Credit Facility.

In addition to revenue generated from sales of its products, the Company finances its operations with a $35,000,000 Credit Facility (the “Credit Facility”) provided by Congress Financial Corporation and affiliates (“Congress”), an unrelated party. In the event that this Credit Facility is terminated or if the Company fails to meet the tangible net worth loan covenant, the Company will need to obtain alternative financing. There can be no assurance that alternative financing can be obtained on substantially similar or acceptable terms, or at all. The failure of the Company to promptly obtain alternate financing would have an immediate, severe and adverse impact on the Company’s operations and business. In the event that no alternative financing is available, the Company would be forced to drastically curtail operations, or dispose of assets, or cease operations altogether.

If the Company violates any of the financial or other covenants contained in the Credit Facility, the Company will be in default under the Credit Facility. If a default occurs and is not timely cured or waived by Congress, Congress could seek remedies against the Company, including: (1) penalty rates of interest, (2) immediate repayment of the debt or (3) the foreclosure on assets securing the debt. Although the Company was in compliance with its covenants contained in the Credit Facility as of the end of fiscal year 2002, no assurance can begiven that the Company will continue to maintain compliance with these covenants or that Congress will waive compliance with any of these covenants in the future.

Claims that the Company’s Products Infringe Third Parties’ Intellectual Property Rights Could Be Costly to Resolve.

Although the Company does not believe that its products infringe upon the proprietary rights of any third parties, there can be no assurance that infringement or invalidity claims will not be asserted against the Company or that any such claims will not materially adversely affect the business, financial condition, or results of operations. Regardless of their validity or success, such claims may result in costly litigation, cause diversion of the Company’s management’s time and attention, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. Any of these costs or outcomes could adversely affect the Company’s business, results of operations, financial condition and liquidity.

The Company’s Intellectual Property Rights May Not Prevent Its Competitors From Using Its Technologies or Similar Technologies to Develop Competing Products, Which Could Weaken the Company’s Competitive Position and Harm Its Financial Results.

The Company’s success depends in part on the use of proprietary technologies. The Company relies, and plans to continue to rely, on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect its proprietary rights. The Company has entered into confidentiality and invention assignment agreements with its employees and contractors, and nondisclosure agreements with selected parties with whom the Company conducts business to limit access to and disclosure of its proprietary information. These contractual arrangements and the other steps the Company has taken to protect its intellectual property may not prevent misappropriation of that intellectual property or deter independent third-party development of similar technologies. Monitoring the unauthorized use of proprietary technology and trademarks is costly, and any dispute or other litigation, regardless of outcome, may be costly and time-consuming and may divert the Company’s management and key personnel from its business operations. The steps taken by the Company may not prevent unauthorized use of its proprietary technology or trademarks. Many features of the Company products are not protected by patents, and, as a consequence, the Company may not have the legal right to prevent others from reverse engineering or otherwise copying and using these features in competitive products. If the Company fails to protect or to enforce its intellectual property rights successfully, its competitive position could suffer, which could adversely affect its financial results.

The Company May Pursue Acquisitions, Which Would Subject its Business to New Risks.

The Company may expand its operations or product offerings through the acquisition of additional businesses, products or technologies. There can be no assurance that the Company will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational or financial problems. Acquisitions involve a number of risks, including:

•	diversion of management’s attention,

•	failure to retain key acquired personnel,

•	difficulty in integrating and absorbing the acquired business, its employees, corporate culture, managerial systems and services,

•	customer dissatisfaction or performance problems with an acquired business,

•	lawsuits and legal liabilities, and

•	other unanticipated events or circumstances.

Some or all of these risks could have a material adverse effect on the Company’s acquired businesses, products or technologies. Furthermore, there can be no assurance that any acquired business, product, or technology will be profitable or achieve anticipated revenues and income. The failure of the Company to manage its acquisition strategy successfully could have a material adverse effect on the Company’s business, results of operations and financial condition.

There are Numerous Risks Associated With the Company’s International Operations, Any Number of Which Could Harm the Company’s Business.

The Company’s operations are currently headquartered in Canada, the majority of its sales revenue is generated in the United States, and a substantial majority of its products are manufactured by third parties in foreign locales, most notably China and Hong Kong. There are certain risks inherent in international operations, which could result in disruption or termination of supply of the Company’s products available for sale. These risks include, but are not limited to:

•	unexpected changes in regulatory requirements, taxes, trade laws and tariffs,

•	political instability,

•	fluctuations in currency exchange rates, and potential adverse tax consequences,

•	differing intellectual property rights and protections, and

•	differing labor relations.

These factors could materially and adversely affect the Company’s business, operating results, and financial condition.

Since the Company’s financial results are reported in US dollars, fluctuations in the value of the US dollar relative to the Canadian dollar, British pound and other currencies could materially affect the Company’s results. Historically, the Company has not engaged in hedging transactions to reduce the risk of currency fluctuation. However, upon opening a sales office in the United Kingdom in fiscal fourth quarter 2002, the Company now denominates sales invoices in British pounds and anticipates future international business denominated in Euros and other currencies. Accordingly, the Company plans to engage in hedging transactions in the future in an attempt to partially mitigate the effect of foreign currency variations on the financial results.

Failure to Attract, Retain and Motivate Skilled Personnel Would Have a Material Adverse Effect on the Company’s Results of Operations, Financial Condition or Liquidity.

The Company’s ability to achieve its revenue and operating performance objectives will depend in large part on its ability to attract and retain qualified and highly skilled sales, consulting, marketing, management, engineering and finance personnel. The Company competes for its personnel with other companies, and competition for such personnel is intense and is expected to remain so for the foreseeable future. Competition for qualified personnel in the video and computer game and gaming accessories industry is intense, particularly for those with relevant technical expertise. Failure to retain and expand its key employee population could adversely affect the Company’s business and operating results.

The Company is heavily dependent upon its senior management team. The continued availability of this team will be a major contributing factor to the Company’s future growth. In the event that any member of senior management becomes unavailable for any reason, the Company could be materially and adversely affected. The Company does not maintain key-man life insurance on any of its senior management.

Competition for Market Acceptance and Retail Shelf Space and Pricing Competition Affect the Company’s Revenue and Profitability

The video game accessory market is highly competitive. Only a small percentage of products introduced in the market achieve any degree of sustained market acceptance. If the Company’s products are not successful, its operations and profitability will be negatively impacted. Competition in the video game accessory industry is based primarily upon:

•	the availability of significant financial resources;

•	the quality of products;

•	reviews received for an accessory from independent reviewers;

•	access to retail shelf space;

•	the success of the game console for which the products was developed;

•	the price at which the products are sold; and

•	the number of other products for the system for which the products was developed.

Some of the Company’s competitors or potential competitors enjoy competitive advantages, such as longer operating histories, larger technical staffs, more established and larger sales and marketing organizations, significantly greater financial and other resources, ability to respond more quickly to new or emerging technologies and changes in customer requirements or ability to establish or strengthen cooperative relationships with retailers, distributors and other marketers.

Increased competition from these and other sources could require the Company to respond to competitive pressures by establishing pricing, marketing and other programs or seeking out additional acquisitions that may be less favorable than what the Company could otherwise establish or obtain, and thus could have a material adverse effect on the Company’s business, financial condition and results of operations. No assurance can be given that the Company will be able us to compete effectively in its markets.

The Company has Implemented a Rights Plan that Could Prevent or Delay an Acquisition of the Company that May Be Beneficial to its Stockholders and could result in Additional Dilution to the Stockholders.

The Company has adopted a shareholder rights plan in an attempt to ensure that shareholders receive a fair price in the event that a person seeks to acquire the Company. Under the rights plan shareholders hold certain rights, which entitle them to purchase additional Shares in response to a take-over bid, at a substantial discount from the prevailing market price of the Shares, and vote the additional Shares. The existence of the rights plan could result in a decrease in investor interest, and an accompanying downward pressure on the market price of the Shares, or could discourage, delay or prevent an acquisition of the Company under certain circumstances because of the increased difficulty faced by persons making a take-over bid for the Company. In addition, there could be substantial dilution of the Shares in the event that the permitted shareholders purchase additional Shares pursuant to the rights plan.

Any Future Terrorist Attacks, Such as the Attacks That Occurred on September 11, 2001, and Other Acts of Violence or War May Affect the Demand for Video Game Accessories, Which May Negatively Affect the Company’s Operations and Financial Results.

There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. These attacks or armed conflicts may directly impact the Company’s physical facilities, those of its customers or potential customers or those of its manufacturers or suppliers. Also, these attacks may cause a reduction in the demand for video game accessories. Any additional actions by the United States against the people and organizations the United States believes to coordinate and facilitate terrorist activities could have a further impact on demand for consumer products in general and video game accessories in particular. Political and economic instability in some regions of the world may also result and could negatively impact the Company’s international operations. The consequences of any of these armed conflicts are unpredictable, and the Company may not be able to foresee events that could have an adverse effect on its business. The continued threat of terrorism within the United States, Europe and the Middle East and the military action and heightened security measures in response to such threat may cause significant disruption to commerce throughout the world. To the extent that such disruptions result in delays or cancellations of customer orders, a general decrease in the demand for video game accessories, or the Company’s inability to effectively market its products, the Company business and results of operations could be materially and adversely affected. The Company is unable to predict whether the threat of terrorism or the responses thereto will result in any long term commercial disruptions or if such activities or responses will have a long term material adverse effect on the Company’s business, results of operations or financial condition.

Control by Existing Shareholders; Anti-Takeover Effects.

The Company’s officers and directors, in the aggregate, beneficially own approximately 17.1% of the Company’s outstanding Shares as of March 31, 2002. As a result, these shareholders, if acting together, are able to exert substantial influence over the Company and many matters requiring shareholder approval, including, without limitation, the election of directors, modification of the Company’s capital structure, adoption of stock option plans and award of grants thereunder, terms and conditions of a merger or consolidation of the Company with another company, and negotiation of the terms and conditions of a tender offer for the Shares made by another company. These shareholders may exercise this ability in a manner that advances their best interests and not necessarily those of the Company’s other stockholders. This ownership concentration could also have the effect of delaying or preventing any acquisition of the Company, which could adversely affect the market price of the Shares and, in certain circumstances, prevent shareholders from receiving a premium over the then current market value for their Shares.

Penny Stock Rules May Negatively Impact the Liquidity of the Shares.

The Shares are subject to rules promulgated by the Securities and Exchange Commission (the “SEC”) relating to “penny stocks” which apply to certain companies whose shares trade at less than $5.00 per share and which do not meet certain other financial requirements specified by the SEC. These rules require brokers who sell “penny stocks” to persons other than established customers and “accredited investors” to complete certain documentation, make suitability inquiries of investors, and provide investors with certain information concerning the risks of trading in such penny stocks. These rules may discourage or restrict the ability of brokers to sell the Shares and may affect the secondary market for the Shares. These rules could also have a detrimental effect upon the Company’s ability to raise funds in the primary market for Shares.

Volatility of Stock Price and Absence of Dividends.

The market price of the Shares has been and is likely to be highly volatile. Many factors could have a significant adverse impact on the market price of the Shares, including:

•	the Company’s or its competitors’ announcements of technological innovations or new products by the Company or its competitors,

•	governmental regulatory actions,

•	developments with the Company’s strategic alliances and collaborators,

•	developments concerning proprietary rights of the Company or its competitors (including litigation),

•	period-to-period fluctuations in the Company’s operating results,

•	changes in estimates of the Company’s performance by securities analysts,

•	market conditions for consumer technology stocks in general, and

•	other factors not within the control of the Company.

The Company has never paid cash dividends on its Shares and does not anticipate paying any cash dividends in the foreseeable future.

Item 4.    Information on the Company.

A.    History and Development of the Company

The name of the Company is Mad Catz Interactive, Inc. The Shares trade on the Toronto Stock Exchange (“TSE”) and the American Stock Exchange (“AMEX”) under the symbol “MCZ.” The Company’s corporate headquarters are located at 141 Adelaide Street West, Suite 400, Toronto, Ontario, M5H3L5. The Company’s registered office is located at BCE Place, 181 Bay Street, Suite 2500, Toronto, Ontario, M5J2T7. The Company’s primary subsidiary—Mad Catz, Inc. (“MCI”), is located at 7480 Mission Valley Road, Suite 101, San Diego, California, 92108. The Company is in the business of designing, manufacturing and distributing video game accessories which are compatible with Sega, Sony, Nintendo, and Microsoft game systems. The Company’s video game accessories are marketed under the Mad Catz brand.

The Company was incorporated under the Canada Business Corporations Act on August 25, 1993 under the name Patch Ventures Inc. (“Patch”). In 1994, Patch acquired all of the issued and outstanding shares of Legacy Manufacturing Corporation and changed its name to Legacy Storage Systems International Inc. In 1996, the Company changed its name to Tecmar Technologies International Inc. At that time, the Company conducted its principal business of designing and developing data storage systems for networks and workstations and marketing such systems to computer original equipment manufacturers and distributors through several operating subsidiaries.

In 1998, the Company sold the last of its operating businesses, Tecmar Technologies, Inc. and changed its name to Xencet Investments Inc. (“Xencet”). To meet the original listing requirements of the TSE, the Company then acquired all of the outstanding securities of Games Trader Inc., a private corporation incorporated pursuant to the laws of the Province of Ontario (“Games Trader”) that sold previously played video games. Following the acquisition, the Company changed its name to Games Trader Inc. The Company later changed its name to GTR Group Inc. in 1999.

Effective August 31, 1999, the Company completed the acquisition of MCI, a private company incorporated under the laws of Utah that designs, manufactures and distributes video game accessories. In September 2001, the Company changed its name to Mad Catz Interactive, Inc.

General Organization of the Company

The Company is a corporation incorporated under the Canada Business Corporations Act. In fiscal year 2002, the Company had two primary operating subsidiaries, one of which is MCI and the other of which is 1328158 Ontario Inc., which sells the Company’s Mad Catz line of video game accessories in Canada under the name Mad Catz Canada (“MCC”). MCI owns all of the issued and outstanding shares of FX Unlimited, Inc., a corporation incorporated under the laws of Delaware (“FX”), which is currently inactive, but holds certain intangible assets related to the MCI business. MCI and FX each own 50% of the issued and outstanding shares of Mad Catz (Asia) Limited, a corporation incorporated under the laws Hong Kong (“MCA”) that provides China factory quality assurance services for MCI. The Company owns all the issued and outstanding shares of Mad Catz Europe, Limited., a corporation incorporated under the laws of England and Wales (“MCE”) that sells the Company’s Mad Catz line of video game accessories in Europe. The Company also beneficially owns all the issued and outstanding shares of Mad Catz Interactive Asia Limited, a corporation incorporated under the laws of Hong Kong (“MCIA”) that provides procurement services related to the manufacture of Mad Catz products.

B.    Business Overview

Video Game Controllers and Accessories

The Company’s products include video game controllers and accessories of all types, such as steering wheels, joysticks, memory cards, video cables and accessories, standard controllers and advanced controllers. The Company produces a variety of interactive video game control devices, each used in conjunction with interactive entertainment software and console based video game platforms. The Company’s principal products include automotive racing simulation controllers, a family of sports and action/adventure game controllers and advanced controllers, including joysticks, gamepads, light guns, and arcade-style in-home dual video game controllers. The Company also offers a comprehensive suite of complementary accessory products.

The Company manufactures (through third parties) all of its products in Asia. The Company products have been designed, developed, manufactured (through third parties) and marketed for all major console based video game systems (such as Microsoft Xbox; Nintendo GameCube, Game Boy Advance, Gamegear, Super Nintendo, and Nintendo 64; Sony PlayStation and PlayStation 2; and Sega Corporation (“Sega”) Dreamcast™, Genesis™ and Saturn™) across all 16-, 32-, 64-, and 128-bit technology platforms.

Product Lifecycle

The Company’s product lifecycles are reasonably stable and predictable due to the continued success of the major console based video game systems. The installed base of video game consoles, the Company’s relationships with major retailers, and the conversion and compatibility of major the Company products drive product sales across the major platforms.

Sales Analysis

The Company’s products are sold by 9 of the largest 10 retailers in the United States. The Company sells its products in approximately 12,000 storefronts, and it supplies a large network of independent retailers through a series of distributors. The Company also sells its products internationally to Europe (direct in the United Kingdom through MCE), South America, Canada, Australia, New Zealand and Japan.

Sales outside of the United States represented 12% of the Company’s total sales in fiscal year 2002 and 17% for fiscal year 2001.

Sales by Customer

The largest of the Company’s customers represented 31% of MCI’s total sales in fiscal year 2002, the second largest customer represented 17%. No other customer represented more than 10% of MCI’s total sales in 2002.

Seasonality and the Volatility of Quarterly Results

The Company generates a substantial percentage of its sales in the last three months of every calendar year. In addition, the Company’s quarterly results of operations can be expected to fluctuate significantly in the future, as a result of many factors, including: seasonal influences on its sales; unpredictable consumer preferences and spending trends; the introduction of new video game platforms; the need to increase inventories in advance of the Company’s primary selling season; and timing of introductions of new products. For a discussion of these and other factors affecting seasonality, see “Risk Factors—The Company’s Business is Seasonal and Financial Result Vary from Period to Period” elsewhere in this Form 20-F.

Strategy

The Company’s strategy following its acquisition of Games Trader, which occurred in 1998, was to create a diversified interactive entertainment business. At the start of fiscal year 2000, the Company was comprised of the Games Trader business (value-priced video game distribution). In fiscal year 2000, the Games Trader business expanded its position as North America’s largest independent supplier of previously played video games, and began to establish a position as a supplier of value-priced republished video games. Later in fiscal year 2002, the Company completed its acquisition of MCI, which expanded the Company’s operations into the video game accessory design and manufacturing industry. The Games Trader and MCI subsidiaries provided a presence in both software and hardware segments of the video game market. Following the acquisition of MCI, the Company formed an online unit, ZapYou.com, to enable it to sell video games and accessories over the Internet.

In fiscal year 2001, the Company’s management determined that the opportunity in the video game accessories business significantly outweighed the benefits of pursuing a diversification strategy. As such, a decision was made by the Company’s board of directors to set forth a plan in the fourth quarter of fiscal year 2001 to sell or discontinue the Games Trader and ZapYou.com businesses and to focus on the MCI business. In June of 2001, the remaining inventory of Games Trader was sold to Game Stop Inc. By October 1, 2001, all assets of the Games Trader and ZapYou.com businesses had been disposed of leaving only the MCI business.

The Company’s key focus for the MCI business in fiscal year 2002 was preparing new products to support the North American launch of the Microsoft Xbox and the Nintendo GameCube video game consoles, which occurred in November 2001. MCI has developed and shipped a complete line-up of accessories for the Sony PlayStation 2, Nintendo GameCube and Microsoft Xbox video game consoles. In total, MCI released 65 new products in fiscal year 2002. Although the Company focused during fiscal year 2002 on the United States retail market, to prepare for the launch of the new Microsoft and Nintendo video game consoles in Europe in the spring of 2002, MCI organized a business entity in the United Kingdom (Mad Catz Europe Ltd.) and began operations in the United Kingdom in fiscal fourth quarter 2002. This marked the next step in the Company’s strategy, which is penetrating the European market. Overall, the key initiatives for growth include:

•	Increasing the Company’s overall market share in the accessories industry through increased penetration of retail stores worldwide;

•	Extending the Company’s product line by introducing innovative peripherals;

•	Improving the Company’s gross margins by reducing manufacturing and component costs; and

•	Generating greater institutional investor awareness.

Industry analysts predict robust growth for the video game accessory business over the next few years fueled by the introduction of new game consoles such as the recent launch of Nintendo GameCube and Microsoft’s Xbox. These new game consoles join the popular Sony PlayStation 2 console launched in the fall of 2000 to create significant opportunity for new product development at MCI.

Intellectual Property Needed to Produce the Company’s Products

Historically, a majority of the Company’s revenues has come from video game accessories that work with video game consoles sold by Sony, Nintendo, Microsoft and Sega. Some, but not all, of the Company’s products compatible with these video game consoles have been produced under license agreements pursuant to which the Company received proprietary and other useful information, including use of the first party logos. Some of these license agreements have expired and others are about to expire.

In particular, the Company’s domestic license for the Sony PlayStation 2 Memory Card expired on December 31, 2001, and its international license for the Sony PlayStation 2 Memory Card will expire on November 27, 2002. Approximately 22% and 8% of the Company’s revenues in fiscal year 2002 were attributable to sales of the PlayStation 2 Memory Card under these domestic and international licenses, respectively. Based on discussions with Sony, the Company does not expect to be able to renew or replace these licenses. Without these licenses, the Company is unable to produce or sell the Sony PlayStation 2 Memory Card. As a result, the Company has discontinued domestic sales, and expects to discontinue international sales in November 2002, of the PlayStation 2 Memory Card, causing a significant decline in its revenue. If the Company is unable to generate sufficient revenues from sales of other products to replace this revenue, its financial condition and results of operations could be materially and adversely affected. The Company’s pays royalties to Sony equal to 5% on sales of the Sony PlayStation 2 Memory Card in Europe.

The Company’s license with Sony covering the MC2 Racing Wheel expired on June 15, 2002, and its license with Microsoft covering products relating to Microsoft’s Xbox video game console will expire on February 28, 2003. Based on discussions with Sony, the Company will not replace the Sony license. The Company is uncertain whether it will be able to renew or replace the

Microsoft license. Nonetheless, these licenses only relate to the use of Sony’s and Microsoft’s logos on the Company’s products, so even without the licenses, the Company would be able to, and intends to, continue producing and selling similar products which do not contain the logos. There can be no assurance, however, that sales of unlicensed products will be equivalent to sales of the licensed products. Any decline in the sale of such products could significantly reduce the Company’s revenues and have a material adverse effect on its financial condition and results of operations. The Company pays royalties to Microsoft equal to 5% on sales of licensed products.

The Company does not have any license agreements with, and does not pay royalties to, Nintendo. The absence of license agreements with Nintendo, Sony or Microsoft could result in the Company being unable to efficiently and cost effectively design future generations of compatible accessories. In the event Nintendo, Sony or Microsoft enters into license agreements with other companies and not with the Company, the Company would be placed at a substantial competitive disadvantage, which could materially and adversely affect its business and financial condition.

The Company introduces new products every year to replace revenue lost by discontinued products or products for which licenses have expired. In this manner, the Company believes that it can replace revenues lost by discontinued products and continue to grow at a similar pace as the third party peripherals market.

Competitive Environment

The markets in which the Company competes are highly competitive, and the Company expects that it may face increased competition as additional companies enter these markets. Historically, price has been a significant competitive factor across the market for interactive video game control devices under the Mad Catz name brand as well as in the original equipment manufacturer line of business.

Management believes that the other principal competitive factors that historically have affected retailer and consumer choice include value, product features, ease of use and installation, realism in simulation, name brand recognition (including reputation and historical compatibility), style (including colors) and whether the product is licensed. Additional competitive factors from the perspective of the major retailers include margins, service, support, merchandising and promotional support, reliable and timely delivery, track record and electronic data interchange capability.

The Company’s principal competitors in the United States include InterAct Accessories Inc., a Recoton company, Sony, Nintendo, Microsoft and to a lesser extent, Nuby Interactive, LLC, Nyko Technologies, Inc., Pelican Accessories, and Thrustmaster, Inc.

Management believes that the Company’s products cover each market demographic group, and are complementary with consumers of Sony and Microsoft video game consoles (somewhat older consumers), and consumers of Nintendo video game consoles (younger consumers). The Company’s management believes that the two major factors that will provide for the continued viability and competitive edge of the Mad Catz branded products are: (i) increasing the Company’s market share; and (ii) the Company’s relationship with first party manufacturers of major video game platforms, namely Sony, Nintendo and Microsoft. One of the Company’s licenses with Sony has recently expired and will not be renewed, and another will expire in November 2002. The Company’s license with Microsoft expires in February 2003. No assurance can be made that the Company will be able to maintain or obtain beneficial licenses with these manufacturers.

The Company’s products incorporate a number of commercially available electronic components. The Company currently obtains substantially all of these components from suppliers located in Mainland China, Hong Kong, Taiwan and the United States.

C.    Organizational Structure

The Company is incorporated under the Canada Business Corporations Act. In fiscal year 2002, the Company had two primary operating subsidiaries: MCI and MCC. MCI owns all of the issued and outstanding shares of FX, and MCI and FX each own 50% of the issued and outstanding shares of MCA. The Company also owns all the issued and outstanding shares of MCE and MCIA. At August 31, 2002, the Company had 90 full-time employees. The Company has one class of capital stock outstanding, the Shares.

D.    Property, plants and equipment

The head office of the Company’s primary subsidiary, MCI, which is leased, is located at 7480 Mission Valley Road, Ste. 101, San Diego, California, USA 92108. The lease covers approximately 14,000 square feet and the annual rent is approximately $244,000. The lease commenced on August 1, 2001 and expires on August 31, 2006.

The Company’s 95,000 square foot warehouse, which is also leased, is located 12160 Philadelphia Street, Mira Loma, California, USA 91752-1188. The lease commenced on May 1, 2000 and expires on April 30, 2006; the annual rent is $384,000.

The office of Mad Catz Canada consists of 350 square feet of office space leased by the Company at 5560 Explorer Drive, Mississauga, Ontario, Canada L4W 5M3. The Company leases this space on a month to month basis at a cost of Cdn. $2,231 per month.

The office of Mad Catz Europe, Ltd. is located at 18 Soho Square, London, England W1D 3QL and comprises approximately 350 square feet. The office space is leased on a month-to-month basis with a monthly lease cost of £3,650.

The office of Mad Catz Asia, Ltd. is located at 138 Shatin Rural Committee Road, Unit 1717-19, 17th Floor, Grand Central Plaza, Tower 2, Shatin, N.T. Hong Kong. The office space comprises 5,000 square feet at a monthly lease cost of $10,620 per month. The lease expires June 30, 2003.

The Company also leases 23,000 square feet at 8 Kenview Blvd., Brampton, Ontario L6T 5E4, Canada that was previously used by the Company’s Games Trader business. The lease relating to this office space expires on March 30, 2006, and the annual rent, including taxes and maintenance, is approximately Cdn. $180,000. Since March, 2002, the facility has been sub-leased to an independent third party at approximately the same lease rate.

Management believes that its facilities currently leased are adequate for the foreseeable future.

Item	5. Operating and Financial Review and Prospects.

Overview

The Company is a holding company which owns all of the outstanding shares of MCI, 1328158 Ontario Inc. and MCE. MCI, headquartered in San Diego, California, is a supplier of video game accessories for Nintendo, Sega, Sony, and Microsoft game systems. MCI products are sold in over 12,000 retail stores in North America. MCI products are also well represented internationally with sales to Europe, South America, Canada, Australia, and New Zealand. 1328158 Ontario Inc. operates the video game accessories business in Canada under the name Mad Catz Canada and MCE which operates the video game accessories business in the United Kingdom and Europe. The Company ‘s stock is traded on the TSE and AMEX (ticker symbol “MCZ”).

The following discussion of the financial condition, changes in financial condition and results of operations of the Company should be read in conjunction with the consolidated financial statements of the Company and related notes contained elsewhere in this Form 20-F. See “Item 17 Financial Statements”. The consolidated financial statements are expressed in US dollars and have been prepared in accordance with GAAP in Canada. Reference is made to Note 14 of the consolidated financial statements for the years ended March 31, 2002 and 2001 for a discussion of the material measurement differences between GAAP in Canada and the United States, and their effect on the Company’s financial statements.

In addition to historical information, the following discussion contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. In some cases, you can identify forward-looking statements by terminology such as “could,” “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “potential” or “continue,” the negative of such terms or other comparable terminology. The Company’s actual results could differ significantly from those anticipated in these forward-looking statements as a result of these risks and uncertainties and certain other factors, including those discussed in “Risk Factors” elsewhere in this form 20-F. Historical results of operations, percentage relationships and any trends that may be inferred therefrom are not necessarily indicative of the operating results of any future period.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in detail in Note 14 to the consolidated financial statements. The preparation of these financial statements requires MCI to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, MCI evaluates its estimates, including those related to the allowance for doubtful accounts, inventory reserve, and allowances for sales returns and price protection. MCI bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Management believes that there are several accounting policies that are critical to understanding our historical and future performance, as these policies affect the reported amounts of revenue and other significant areas that involve management judgments and estimates. These significant accounting policies are:

•	Allowance for doubtful accounts

•	Allowances for sales returns and price protection

•	Inventory reserve

These policies, and our procedures related to these policies, are described in detail below and under specific areas within the discussion and analysis of our financial condition and results of operations.

Allowance for doubtful accounts.

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Allowance for sales returns and price protection

The Company maintains allowances for marketing coop, volume rebate, and defective product as negotiated with specific customers. In additition, the Company maintains an allowance for the return of defective product based on the historical return rate of products by customers and end consumers. If the actual defective product return rate exceeds the historical average, additional write-downs may be required.

The Company does business in a highly competitive industry. Pricing strategies by competitors could require the Company to price protect existing customers inventories. The Company does not maintain speculative allowances to take into account the pricing strategies of competitors. Should market conditions exist that would require the Company to price protect customer’s inventories, write-downs would be required that would reduce net sales.

Inventory reserve

We assess our inventory for estimated obsolescence or unmarketable inventory and write down the difference between the cost of inventory and the estimated market value based upon assumptions about future sales and supply on-hand. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required.

New Accounting Standards, the Impact of recent United States accounting pronouncements:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 was effective as of July 1, 2001 and SFAS No. 142 was effective

April 1, 2002 for the Company. SFAS No.141 requires that the purchase method of accounting be used for all business combinations. SFAS No.141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption. The CICA has adopted similar standards and, accordingly, there will be no United States—Canadian GAAP differences arising from the addition of these standards. The Company has no intangible assets other than goodwill. Goodwill at March 31, 2002 was $16,362,175. Amortization of goodwill for fiscal 2002 was $976,665. As a result of SFAS No. 142, the Company will not recognize goodwill of approximately $975,000 in fiscal 2003.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company is required to adopt SFAS No. 144 on April 1, 2002 on a prospective basis.

New Accounting Standards, the Impact of recent Canadian accounting pronouncements:

In July 2001, the CICA issued Handbook Section 3062, Goodwill and Other Intangible Assets(Section 3062). Section 3062 requires that intangible assets with indefinite useful lives acquired prior to July 1, 2001 no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Section 3062. Furthermore, intangible assets with indefinite useful lives acquired subsequent to June 30, 2001 are not amortized, but are reviewed at least annually for impairment. Section 3062 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives. Upon adoption of Section 3062 on April 1, 2002, we will perform an evaluation of our identifiable intangible assets as of April 1, 2002 to determine whether any of our intangible assets are impaired, and we will cease amortizing indefinite-lived intangibles acquired prior to July 2001.

Significant Developments During Fiscal Year 2002

A decision was made by the Company’s board of directors to set forth a plan in the fourth quarter of fiscal 2001 to sell or discontinue the Games Trader (previously played video game) and ZapYou (internet distribution) businesses in order to focus the Company’s efforts on the MCI business. By October 1, 2001, Company had disposed of all of the assets of the Games Trader and ZapYou businesses. Financial results for fiscal years 2001 and 2002 recognize the Games Trader and ZapYou businesses as discontinued operations.

In July 2001, subordinated debt of the Company in the amount of $3.4 million was converted into 4,247,478 Shares.

In fiscal first quarter 2002, the Company launched a full line of accessories to support the new Nintendo Game Boy Advance product. In fiscal third quarter 2002, the Company launched a full line of accessories to support the Microsoft Xbox and Nintendo GameCube consoles.

On December 31, 2001, the Company’s license with Sony North American license for the PlayStation 2 Memory Card expired, has not been, and is not expected to be, renewed. The Sony European license for the PlayStation 2 Memory Card expires in November 2002.

In fiscal fourth quarter 2002, MCI organized an entity and opened a business office in the United Kingdom (Mad Catz Europe Ltd.) to support the European launch of Microsoft Xbox and Nintendo GameCube.

A.  Operating Results

Fiscal Year ended March 31, 2002 compared to March 31, 2001

During fiscal year 2002, the Company changed its reporting currency from Canadian dollars to US dollars. The comparative historical figures for the 2001, 2000, and 1999 fiscal years in this Form 20-F have been translated into US dollars, in accordance with US GAAP, which requires the use of an average exchange rate for each year in the translation from Canadian dollars to US dollars for the historical periods. Shareholders should be aware that the comparative figures found in the Company’s Annual Report to Shareholders are different from those listed in this Form 20-F because the figures in the Company’s Annual Report to Shareholders were translated from Canadian dollars to US dollars using Canadian GAAP, which requires translation into US dollars at the exchange rate in effect on March 31, 2001 rather than an average exchange rate for the entire year).

Sales

Net sales from continuing operations increased to $83.3 million as compared with $58.5 million (Cdn.$87.9 million) for the same period last year. The Company’s North American sales, which accounted for 88% of total sales, increased 58%, as a result of increased market penetration of PlayStation 2 products and the launch of the Xbox, GameCube and Game Boy Advance product lines. International sales were $10.1 million for fiscal 2002 as compared to $9.5 million in fiscal 2001. The seasonality of the sales cycle was as expected with 45% of sales occurring in third quarter. The top selling product group for fiscal 2002 was PlayStation 2 representing 43% of total sales as compared to 31% in fiscal 2001, benefiting from the significant increase in the embedded base of Sony PlayStation 2 consoles. The top selling product for fiscal 2002 was the PlayStation 2 Memory Card representing 30% of total sales as compared to 20% of sales in fiscal 2001. On December 31, 2001, the Sony North American license for the PlayStation 2 Memory Card expired. The Sony European license for the PlayStation 2 Memory Card, which represented 8% of total sales in 2002 and 6% of sales in 2001, remains in effect and expires in November of 2002.

Gross Profit

Gross profit is defined as net sales less factory product costs, cost of royalties, cost of freight-in and freight out and distribution center costs.

Gross profit from continuing operations was $18.4 million as compared to $13.0 million (Cdn.$19.6 million) last year. Gross profit as a percentage of net sales was 22.1% for fiscal 2002 as compared to 22.3% in fiscal 2001. Gross profit for fiscal 2002 was negatively affected by the Xbox product launch due to higher new product development costs and expediting costs. Gross profit derived from the PlayStation 2 and Game Boy products helped offset the lower Xbox product margins.

Operating Expenses

Operating expenses include selling, marketing, engineering and administrative expenses of the MCI, MCC and MCE businesses, as well as the corporate operating expense associated with the Company.

Total operating expenses were $12.2 million in fiscal 2002 as compared to $11.4 million (Cdn.$17.2 million) in fiscal 2001. The primary driver for the increased operating expenses are selling costs attributable to the 43% increase in sales. Selling expenses increased to $7.3 million as compared to $5.2 million (Cdn.$7.8 million) in fiscal 2001. Variable selling expenses including marketing co-op and commissions to outside sales representatives increased in line with sales. Selling expenses as a percentage of sales decreased to 8.7% in fiscal 2002 from 8.9% in fiscal 2001. Total administrative expenses decreased to $4.9 million in fiscal 2002 from $6.2 million (Cdn.$9.4 million) in fiscal 2001. The decrease in administrative expenses is due to reductions in corporate overhead.

Corporate operating expense for the Company was $0.8 million in fiscal 2002 compared with $2.3 million (Cdn.$3.4 million) in fiscal 2001. A reduction in professional and legal fees, salaries, and severance costs was responsible for the favorable variance.

Earnings Before Interest, Taxes, Amortization and Other Items

Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the Company’s continuing operations was $6.2 million in fiscal 2002 compared to $1.5 million (Cdn.$2.3 million) for the previous year. The increase in EBITDA is attributed to the gross profit generated by the 43% increase in sales and the reduction in administrative expenses.

Interest Expense

Interest expense from continuing operations was $1.2 million in fiscal 2002 as compared to $1.3 million (Cdn.$1.9 million) for the previous year. Interest applicable to the asset-based operating line of credit was $1.0 million for fiscal 2002 compared with $0.9 million (Cdn.$1.3 million) in fiscal 2001. Interest applicable to the subordinated debt was $0.2 million in fiscal 2002 compared with $0.4 million (Cdn.$0.6 million) in fiscal 2001. Fiscal 2002 and 2001 included 6 months of interest attributed to the subordinated debt. During fiscal 2001, a portion of the subordinated debt was repaid resulting in lower monthly interest payments in fiscal 2002. The subordinated debt was converted to equity in July of fiscal 2002.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of MCI was $2.0 million in fiscal 2002 as compared to $1.7 million (Cdn.$2.6 million) for fiscal 2001. Depreciation attributed to fixed assets was $1.0 million for fiscal 2002 compared to $0.8 million (Cdn.$1.1 million) in fiscal 2001. Primary asset acquisitions in fiscal 2002 were primarily moulds used in production of accessories associated with the Nintendo Game Boy Advance, Microsoft Xbox and the Nintendo GameCube product launches.

Income Tax Expense

Income tax expense was $1.9 million for the year as compared to $3.2 million (Cdn.$4.8 million) for fiscal 2001. Fiscal year 2001 income tax expense included a $1.7 million (Cdn.$2.6 million) one-time write-off of a future tax asset related to the parent company.

Net Income (Loss) and Income (Loss) Per Share

Net income from continuing operations was $1.2 million as compared to a net loss of $4.9 million (Cdn.$7.3 million) in fiscal 2001. Net income per share in fiscal 2002 was $0.03 as compared to a net loss per share of $0.53 (Cdn.$0.80) in fiscal 2001. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the year of 51,188,889 compared to 45,297,305 in the previous year.

Net Gain (Loss) From Discontinued Operations

In March 2001, the Company’s Board of Directors adopted a formal plan to dispose of the assets and business operations of its Games Trader and ZapYou business units.

By October 2001, the Company had disposed of all of the assets of the Games Trader and ZapYou businesses. Provisions for outstanding liabilities related to the discontinued operations were updated to provide for the expected future liabilities of the Games Trader and ZapYou businesses. The net result of the disposal of assets and revaluation of liabilities resulted in a gain on discontinued operations of $0.3 million for the year. The loss from discontinued operations for fiscal 2001 was $19.1 million (Cdn.$28.8 million). The 2001 loss from discontinued operations includes charges of $1.0 million (Cdn.$1.6 million) for costs to exit the Games Trader and ZapYou businesses. The fiscal 2001 loss also included $13.0 million (Cdn.$20.4 million) in write-downs of the following assets to their net realizable value as related to the disposition of the business units: inventories, $2.7 million (Cdn.$4.2 million) write-down; capital assets $2.1 million (Cdn.$3.3 million) write-down; goodwill and intangibles $2.2 million (Cdn.$3.5 million) write-down; future tax asset $4.0 million (Cdn.$6.2 million) write-down; and accounts receivable $2.0 million (Cdn.$3.2 million) write-down. The balance of the $19.1 million (Cdn.$28.8 million) fiscal year 2001 loss was attributed to operating losses associated with the Games Trader and ZapYou fiscal 2001 operations.

Income per share for discontinued operations in fiscal 2002 was $0.01 as compared to a loss of $0.42 (Cdn.$(0.64)) in the prior year.

Fiscal Year ended March 31, 2001 compared to March 31, 2000

The Games Trader and ZapYou businesses were discontinued at the close of the 2001 fiscal year. Accordingly, previously published financial results for fiscal 2000 have been restated to reflect discontinued operations accounting. In the accompanying analysis, the Company’s consolidated fiscal 2000 results included 7 months of MCI operations as MCI was acquired on August 31, 1999. In order to make a more meaningful comparison of results, the analysis of operations also includes a comparison of MCI’s financial results for fiscal 2001 and for the unaudited 12-month period ending March 31, 2000.

In fiscal 2002, the Company changed its reporting currency from Canadian dollars to US dollars. The comparative figures in the following analysis for fiscal 2001 and 2000 have been translated into US dollars at the average rate of exchange for the year, in accordance with US GAAP.

Sales

Sales from continuing operations increased to $58.5 million (Cdn.$87.9 million) for fiscal 2001 as compared with $47.8 million (Cdn.$70.4 million) for fiscal 2000. The primary reason for the increase is the inclusion of 12 months of MCI sales in fiscal 2001 versus 7 months in fiscal 2000. MCI sales increased 4% year-on-year for comparative 12 month periods. However, MCI’s North American sales, which accounted for 83% of total sales, were up 22%, while the industry as a whole declined. MCI’s European sales decreased 39% which is consistent with the general decline in the European market and was within managements’ expectations. The typical seasonality of the sales cycle was as expected with 57% of sales occurring in the fiscal third quarter.

Gross Profit

Gross profit from continuing operations was $13.0 million (Cdn.$19.6 million) for fiscal 2001 as compared to $13.6 million (Cdn.$20.1 million) for fiscal 2000. Gross profit as a percentage of net sales was 22.3% for fiscal 2001 as compared to 28.5% in fiscal 2000. The MCI gross profit was 22.3% for 2001 versus 24.2% had MCI been included in the Company’s operating results for the entire 12 months ending March 31, 2000. Fiscal 2001 represented a transition year for the console industry as the new 128 bit platforms started replacing the 32/64 bit products. As expected, margins were lower in fiscal 2001 as accessories for the older platforms were discounted and the delivery of the new PlayStation 2 consoles did not meet market expectation due to supply issues.

Operating Expenses

Operating expenses include selling, marketing and administrative expenses of the MCI business and corporate overhead associated with the Company. Operating expenses were $11.4 million (Cdn.$17.2 million) in fiscal 2001 as compared to $7.7 million (Cdn.$11.3 million) in fiscal 2000. The primary reason for the variance is the inclusion of only 7 months of MCI expenses in fiscal 2000. Taking a full 12 months of fiscal 2000 into account, MCI operating expenses decreased to $9.1 million (Cdn.$13.7 million) from $11.2 million (Cdn.$16.5 million) the prior year. The improvement in MCI operating expense was attributable to a streamlined selling process. MCI previously relied heavily on external sales support and now combines both internal and external sales-forces. Corporate operating expense for the Company was $2.3 million (Cdn.$3.4 million) in fiscal 2001 compared with $0.8 million (Cdn.$1.2 million) in fiscal 2000. Professional and legal fees, salaries, and severance costs were the primary costs.

Earnings Before Interest, Taxes, Amortization and Other Items

EBITDA from continuing operations was $1.6 million (Cdn.$2.3 million) in fiscal 2001 as compared to $5.9 million (Cdn.$8.7 million) for fiscal 2000. The variance is due to the cyclical nature of the business and partial inclusion of the MCI 2000 results. Consolidated Company fiscal 2000 EBITDA includes the majority of MCI sales and a lesser proportion of operating expenses. From a 12 month year on year perspective, MCI EBITDA increased to $3.5 million (Cdn.$5.2 million) in 2001 from $2.6 million (Cdn.$3.8 million) in 2000 due to the improvement in operating expenses.

Interest Expense

Interest expense from continuing operations was $1.3 million (Cdn.$1.9 million) in fiscal 2001 as compared to $0.6 million (Cdn.$0.8 million) for fiscal 2000. Using a comparative 12 month unaudited period, MCI interest expense was $0.8 million (Cdn.$1.2 million) for 2001 as compared to $0.7 million (Cdn.$1.1 million) the previous year. Interest expense for MCI is driven by the asset-based line of credit. The Company’s interest expense is primarily a shareholder loan.

Amortization

Amortization of capital assets and goodwill charges associated with the purchase of MCI was $1.7 million (Cdn.$2.6 million) in fiscal 2001 as compared to $0.9 million (Cdn.$1.3 million) for fiscal 2000. Fiscal 2000 includes only 7 months of amortization of the MCI goodwill. From a 12 month unaudited perspective, MCI amortization of capital assets was $0.7 million (Cdn.$1.1 million) for 2001 as compared to $0.3 million (Cdn.$0.5 million) in 2000. Primary asset acquisitions are moulds used in production of accessories.

Gains

A portion of the liabilities acquired from Xencet were accounts payable recorded to cover potential amounts owing to creditors in a subsidiary company. Management was of the view that these amounts were no longer payable, and therefore certain accounts payable were reversed to income in fiscal year 2000. The amount attributed to fiscal 2000 was $0.4 million (Cdn.$0.5 million).

Income Tax Expense

Income tax expense was $3.2 million (Cdn.$4.8 million) for the 2001 fiscal year as compared to $3.2 million (Cdn.$4.7 million) for fiscal 2000. MCI income taxes were $1.5 million (Cdn.$2.2 million) payable on the profitability of the MCI business despite losses reported at the Company level. A 1999 Internal Revenue Service (“IRS”) offer-in-compromise related to the MCI business limits the deductions taken on the MCI profits in fiscal 2001. Certain deductions have been deferred to later years and are reflected as current tax assets on the Company’s balance sheet. At the Company level, income tax expense was $1.7 million (Cdn.$2.6 million) which was a one-time write-off of a future tax asset.

Net income (loss) and income (loss) per share

Net loss from continuing operations was $4.9 million (Cdn.$7.3 million) in fiscal 2001 as compared to net income of $1.5 million (Cdn.$2.3 million) in fiscal 2000. Net income from the MCI operation was $0.4 million (Cdn.$0.6 million) for 2001 as compared to a net loss of $0.1 million (Cdn.$0.1 million) for the 12 months in 2000. Loss per share for the Company’s continuing operations in fiscal 2001 was $(0.11) (Cdn.$(0.16)) as compared to income of $0.05 (Cdn.$0.07) in fiscal 2000. Income (loss) per share is calculated on the basis of the weighted average number of basic shares outstanding during the year of 45,297,305 compared to 34,746,433 in the previous year.

Net income (loss) and income (loss) per share from discontinued operations

In March 2001, the Company’s Board of Directors adopted a formal plan to dispose of the assets and business operations of its Games Trader and ZapYou business units. The significant assets of the Games Trader and ZapYou business units were disposed of by August 31, 2001. During the year, the Company recorded a net loss of $19.1 million (Cdn.$28.8 million) (2000—net income of $2.2 million (Cdn.$3.3 million)) on these discontinued operations. The fiscal 2001 loss from discontinued operations includes charges of $1.1 million (Cdn.$1.6 million) for costs to exit the Games Trader and ZapYou business units. The fiscal 2001 loss also included $13.6 million (Cdn.$20.4 million) in write downs of the following assets to their net realizable value as related to the disposition of the business units: inventories $2.8 million (Cdn.$4.2 million) write-down; capital assets $2.2 million (Cdn.$3.3 million) write-down; goodwill and intangibles $2.3 million (Cdn.$3.5 million) write-down; future tax asset $4.1 million (Cdn.$6.2 million) write-down; and accounts receivable $2.1 million (Cdn.$3.2 million) write-down. The balance of the $19.1 million (Cdn.$28.8 million) fiscal year 2001 loss is attributed to operating losses associated with the Games Trader and ZapYou fiscal 2001 operations. Loss per share for discontinued operations in fiscal 2001 was $(0.42) (Cdn.$(0.64)) as compared to income of $0.06 (Cdn.$0.09) the prior year.

B.    Liquidity and Capital Resources

Congress Credit Facility

On September 25, 2000, the Company entered into a Loan Agreement with Congress, pursuant to which Congress agreed to provide the Company with lines of credit totaling approximately $35,000,000 for MCI, and Cdn. $15,000,000 for the Games Trader business (the “Credit Facility”). On September 5, 2001, the Credit Facility was amended to remove all references and obligations related to the Games Trader business. The Credit Facility was also amended on June 18, 2002 and August 1, 2002 to allow MCE and MCIA to borrow under the facility. The Credit Facility replaced lines of credit from other lenders which were established by MCI and Games Trader independently prior to the Company’s acquisition of MCI. The Loan Agreement requires the Company to adhere to financial operating guidelines. See Note 6 to the consolidated financial statements included in “Item 17. Financial Statements and Exhibits” elsewhere in this Form 20-F.

The Credit Facility is being utilized to finance ongoing operations. The Company also established a separate credit line of $10,000,000 which may be utilized, at Congress’ discretion, for acquisitions. The Credit Facility is secured by the Company’s assets, including a pledge in favor of Congress of all of the stock of the Company’s subsidiaries. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75%. In addition, the Company is obligated to pay Congress (i) a monthly service fee of $2,000, (ii) an unused Line Fee equal to 0.25%, and (iii) an early termination fee which ranges from .50% and 1.5% of the Credit Facility. The term of the Credit Facility is three (3) years, with a one (1) year renewal at Congress’ option, and automatic one year renewals, unless either party gives notice of termination.

At August 31, 2002, the outstanding balance of the Credit Facility was $15,370,222

Contractual Obligations

The following summarizes the Company’s contractual obligations at March 31, 2002 (in thousands).

Contractual Obligations:	Total	Less than One Year	1-3 years	4-5 years	After 5 years
Non-cancelable operating lease obligations	$3,499	877	2,451	171	—

Year ended March 31, 2002 compared to March 31, 2001

At March 31, 2002, available cash was approximately $1.9 million. As set forth in the Summary Consolidated Statements of Cash Flow, below, this cash total reflects an increase of approximately $0.5 million from March 31, 2001, as a result of net cash provided by continuing operations of approximately $5.3 million and cash provided by discontinued operations of $0.3 million offset by cash used in investing activities of $1.1 million (principally purchases of capital assets) and cash used in financing activities of approximately $4.0 million (principally repayment of bank loan).

In fiscal 2002, the Company changed its reporting currency from Canadian dollars to US dollars. The comparative figures in the following analysis for fiscal 2001 and 2000 have been translated into US dollars at the average rate of exchange for the year, in accordance with US GAAP.

Summary Consolidated Statements of Cash Flow

	2002	2001	2000
	In Millions of US Dollars
Cash provided by (used in) continuing operating activities	$5.3	$10.0	$(5.1)
Cash provided by (used in) discontinued operations	0.3	(8.9)	(0.3)
Cash provided by (used in) financing activities	(4.0)	1.6	16.5
Cash used in investing activities	(1.1)	(1.2)	(14.3)
Net increase (decrease) in cash	$0.5	$1.5	$(3.2)

The Company’s continuing operations generated $5.3 million in cash in fiscal 2002 from continuing operating activities compared to cash generated of $10.0 million (Cdn.$15.1 million) in fiscal 2001. During fiscal 2002, the Company invested in inventories for the new Game Boy Advance, Xbox and GameCube product lines. The offset to the inventory investment was an increase in accounts payable. In addition, accounts receivable increased in line with the approximate 43% increase in sales.

Cash used in financing activities was $4.0 million in fiscal 2002 compared to cash generated of $1.6 million (Cdn.$2.4 million) in fiscal 2001. Cash used in financing activities in fiscal 2002 was to repay the bank loan.

Total cash used in fiscal 2002 investing activities of $1.1 million and cash used in fiscal 2001 investing activities of $1.2 million (Cdn.$1.9 million) was for the acquisition of capital assets, primarily moulds used in production of the Company’s products.

The net cash generated for fiscal 2002 was $0.5 million as compared to cash generated of $1.5 million (Cdn.$2.3 million) in fiscal 2001.

The Company’s working capital needs are provided by internally generated cash flow and an operating credit facility with an asset-based lender. The current operating credit facility has a maximum availability of $35 million, however access to this line of credit is based on eligible collateral (accounts receivable and inventory) which changes throughout the year. During fiscal 2002 the maximum amount borrowed against the line of credit was $16.0 million. At March 31, 2002 the outstanding balance was $4.3 million with additional excess loan availability of $3.3 million. In addition, the Company must meet a tangible net worth covenant to access the line of credit. As at March 31, 2002, the Company was in compliance with this loan covenant.

Fiscal Year ended March 31, 2001 compared to March 31, 2000

In fiscal 2002, the Company changed its reporting currency from Canadian dollars to US dollars. The comparative figures for cash movements in the attached analysis for fiscal 2001 and 2000 have been translated into US dollars at the average rate of exchange for the year, and the balance sheet amounts at the historical rate at the balance sheet date, in accordance with US GAAP.

The increase in cash is largely a result of changes in accounts receivable and inventories. Accounts receivable at March 31, 2001 totaled $6.8 million (Cdn.$10.7 million), a decrease of $8.5 million (Cdn.$11.6 million) from the March 31, 2000 balance of $15.3 million (Cdn.$22.3 million). This decrease principally reflects write-offs associated with the discontinuing of the Games Trader business. Inventories at March 31, 2001, totaled $13.5 million (Cdn.$21.3 million), a decrease of approximately $5.2 million (Cdn.$5.9 million) from the March 31, 2000 balance of $18.7 million (Cdn.$27.2 million). This decrease also reflects the discontinuance of the Games Trader business.

On September 25, 2000, the Company secured an operating line credit facility for MCI with Congress of approximately $35.0 million. Although $10.0 million of the Credit Facility may be used for acquisitions, the Company has no present plan to make any acquisitions. The Credit Facility replaces and consolidates MCI’s pre-existing lines of credit, and is secured by MCI’s assets. See “Congress Credit Facility”.

The net cash generated for fiscal 2001 was $1.5 million (Cdn.$2.3 million) as compared to a net use of cash of $3.2 million (Cdn.$4.8 million) in fiscal 2000.

Balance Sheet

In fiscal 2002, Mad Catz changed its reporting currency from Canadian dollars to US dollars. The comparative figures in the attached analysis for fiscal 2001 and 2000 have been translated into US dollars at the historic rate at the balance sheet date, in accordance with US GAAP.

As of March 31, 2002, the Company’s consolidated balance sheet had assets of $50.2 million as compared with $45.7 million (Cdn.$72.0 million) the previous year. Shareholders equity was $29.6 million in fiscal 2002 as compared with $24.7 million (Cdn.$38.9 million) the previous year. The increase in assets in fiscal 2002 was due to the increased working capital needs to support the new Game Boy Advance, Xbox and GameCube product lines as well as the overall increase in sales. The fiscal year 2002 increase in shareholders equity is primarily due to the conversion of subordinated debt to equity which did not provide additional cash to the Company.

C.    Research and Development, Patents and Licenses, etc.

The Company is party to various license agreements with various manufacturers of video game consoles. Currently, the Company is party to license agreements with Sony and Microsoft. See “Item 4 Information on the Company—B. Business Overview—Intellectual Property Needed to Produce the Company’s Products”.

D.    Trend Information

Trends in the Company’s financial performance are discussed above in Section A, “Operating Results.”

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

Directors

The directors of the Company are as follows:

Name	Position	Director Since
Patrick S. Brigham	Chairman and Director	September 1998
J. Brendan Ryan	Director	September 2001
Donald Lenz	Director	March 2000
Cary L. McWhinnie	Director	October 1998
Morris Perlis	Director	March 2000

Patrick S. Brigham, Chairman and Director

Mr. Brigham has been the Chairman of the Company since September 30, 1998. He is the President of Hartay Enterprises Inc. He was the founder and past Chairman of Sunquest Vacations Limited. In March 1997, he was appointed to the Board of Directors of Radium Energy Corporation.

J. Brendan Ryan, Director

Mr. Brendan Ryan is CEO of Foote, Cone & Belding Worldwide, Inc., a leading Advertising firm based in New York City. Mr. Ryan has held this position for the past five years.

Donald Lenz, Director

Mr. Lenz is the Managing Director of Brompton Securities Ltd. (Investment banking—Toronto, Ontario). Mr. Lenz was previously the President of Seldm Limited, a private investment company based in Toronto, Canada. Prior to starting Seldm Limited in 1999, Mr. Lenz spent over 30 years in the investment banking industry. Joining Dominion Securities Inc. in 1986, Mr. Lenz most recently served as a senior partner with its Investment Banking Division, and prior to this fulfilled the role of Vice-President of Corporate Finance for Goldman Sachs & Co. in New York. Mr. Lenz began his investment banking career with A.E. Ames & Co. Incorporated where he served as Vice-President before leaving in 1976. Mr. Lenz has experience in all facets of investment, restructuring and general advisory services. He led the first initial public offering for a technology based company at RBC Dominion Securities Inc.

Cary L. McWhinnie, Director

Mr. McWhinnie is the Secretary of Hartay Enterprises Inc. with responsibility for developing new investment opportunities. Previously, he was a Director and Executive Vice-President, Strategic Planning of Sunquest Vacations Limited.

Morris Perlis, Director

Mr. Perlis is currently the President and Chief Executive Officer of the Company. Previously, he was President of Counsel Corporation, a public investment company. Prior to his involvement with Counsel Corporation, from 1979 to 1982, Mr. Perlis was with American Express in Canada and at its U.S. headquarters in New York. Mr. Perlis served American Express in a variety of capacities over 13 years, including as President and Chief Executive Officer of Amex Bank of Canada, President and General Manager of American Express Canada, and Executive Vice President and General Manager of American Express’ Personal Card Division.

Senior Management

The Company’s executive officers are as follows:

Name	Position	Executive Officer Since
Morris Perlis	President and Chief Executive Officer	May 30, 2000

Darren Richardson	Executive Vice President of the Company, President and	October 1, 1997
Chief Operating Officer of MCI

Andrew Schmidt	Chief Financial Officer of the Company and MCI	December 1, 2000

Tom Roberts	Senior Vice President of MCI	June 12, 1997

Warren Cook	Vice President Sales of MCI	May 1, 2000

Whitney Peterson	Vice President Corporate Development and Corporate Counsel of MCI	July 1, 1998

Darren Richardson

Mr. Richardson was appointed President and COO of MCI following GTR’s acquisition of MCI on August 31, 1999, and has been an Executive Vice President of the Company since October of 1997. Prior to joining MCI, Mr. Richardson served in several senior management capacities with Games Trader, including Chief Operating Officer, and Vice-President of Business Development, responsible for sales and marketing with a focus on new account development. He has a Master of Business Administration degree from Trinity College Dublin (1993) and a Bachelor of Commerce degree from the University of Wollongong, Australia (1984).

Andrew C. Schmidt

Mr. Schmidt has been Chief Financial Officer of the Company and MCI since December 2000. Previously, he was the Director of Finance for MCI. Prior to his term with the Company, Mr. Schmidt held senior finance positions with Cox Communications, Lucas Electronics, National Steel and Shipbuilding and Texas Instruments. He has a Masters degree in Accountancy from San Diego State University and a Bachelor or Business Adminstration/Finance degree from the University of Texas at Austin.

Tom Roberts

Mr. Roberts joined the company in 1993 and has served as General Manager of the company and is principally responsible for Product Development and Manufacturing. Mr. Roberts has lived and traveled throughout Asia where the company’s manufacturing operations are performed. Mr. Roberts has held executive positions in Engineering and Design with General Dynamics Corporation and Hughes Aircraft. Mr. Roberts holds an Undergraduate Degree in Engineering from Brigham Young University and attended MBA studies at the University of Laverne.

Warren Cook

Mr. Cook has been Vice-President for GTI since February 1997. His emphasis is on servicing and developing GTI’s existing customers as well as the development of new accounts. With the acquisition of MCI, Mr. Cook is charged with the integration of both sales organizations and the execution of a customer-focused strategy that will leverage the strengths of both product lines. Previously, during the period between August 1991 and February 1997, Mr. Cook fulfilled the role of Manager, Accounts Sales at Mark’s Work Warehouse, with a focus on the development of corporate business. Prior to this, Mr. Cook worked for Grants between 1998 and 1991, a small privately held textile company, as National Sales Manager. Mr. Cook graduated from Ryerson Polytechnic University with a Bachelor of Business Administration in 1986.

Whitney Peterson

Mr. Peterson has been Vice President Corporate Development and General Counsel for MCI since July 1998. Prior to joining MCI, Mr. Peterson spent the past seven years working at the International law firm of Latham & Watkins, where he represented and consulted with numerous Fortune 500 companies. Mr. Peterson is also the co-founder and co-owner of Cornerstone Films of America, a production company that produces and markets full-length motion pictures worldwide. Mr. Peterson received his law degree from the J. Rueben Clark School of Law at Brigham Young University, where he graduated Magna Cum Laude. Mr. Peterson also served as an Articles Editor on the BYU Law Review in which he was published. Following law school, Mr. Peterson clerked for the Honorable Bruce S. Jenkins, Chief Judge of the Federal District Court in Utah.

B.    Compensation

The following table sets forth all compensation for all periods indicated in respect of the individual who was, as of March 31, 2002, the chief executive officer of the Company, and all other persons who were executive officers of the Company or its subsidiaries who received compensation in excess of $100,000 for the year ended March 31, 2002.

Summary Compensation Table

Information provided in the table below is in Canadian dollars unless noted otherwise.

		Annual Compensation					Long-Term Compensation			All other Compen- sation (Cdn$)
							Awards		Payouts
Name and Principal Position	Year	Salary (Cdn$)		Bonus (Cdn$)	Other Annual Compensation (Cdn$)(4)		Securities Under Options Granted (6)	Restricted Shares or Restricted Share Units	LTIP Payouts (Cdn$)
Peter M. Kozicz President and Chief Executive Officer(1)	2002 2001 2000	$ 25,000 $273,077 $200,000		— — —	$ 251,000 — —	(2)	— 75,000 —	— — —	— — —	275,000 — —	(7)

Louis Nagy, Chief Financial Officer(3)	2002 2001 2000	— $ 76,346 $ 95,068		— — $ 30,000	— — —		— — —	— — —	— — —	— 34,615 —	(3)

Darren Richardson, Executive Vice-President	2002 2001 2000	US$181,500 US$150,000 $127,506		— — $ 20,000	— — —		150,000 50,000 30,000	— — —	— — —	— — —

Andrew C. Schmidt, Chief Financial Officer	2002 2001	US$152,500 US$ 45,000	(5)	— —	— —		165,000 —	— —	— —	— —

Warren Cook Vice President, MCI	2002 2001	US$161,550 US$130,000		— —	— —		100,000 40,000	— —	— —	— —

Tom Roberts, Senior Vice President, MCI	2002 2001 2000	US$170,000 US$170,000 US$170,000		— — —	— — —		100,000 30,000 125,000	— — —	— — —	— — —

Whitney Peterson, Vice President, MCI	2002 2001 2000	US$150,000 US$150,000 US$150,000		— — —	— — —		50,000 20,000 75,000	— — —	— — —	— — —

Morris Perlis President and Chief Executive Officer(8)	2002	$635,156		—	$ 13,300	(9)	710,000	—	—	—

Notes:

(1)	Peter M. Kozicz ceased to be President and Chief Executive Officer effective May 1, 2001.
(2)	Represents the difference between the market value of common shares issued on exercise of stock options on the date of exercise and the date of grant.
(3)	Louis Nagy ceased to be Chief Financial Officer effective November 20, 2000. His remuneration after November 20, 2000, is reported under the heading “All Other Compensation.”
(4)
For each of the Named Executive Officers, personal benefits were not greater than the lesser of $50,000 and 10% of the total annual salary and bonus of such named Executive Officers for fiscal year 2002.

(5)
Andrew Schmidt became Chief Financial Officer effective December 1, 2000. Represents remuneration for the period December 1, 2000, to March 31, 2001. On an annualized basis, Mr. Schmidt’s salary for the fiscal year ended March 31, 2001, is equal to US $114,870.

(6)	Options granted have a 5 year term.
(7)	Represents severance payment equal to one year’s salary. Cdn. $275,000 was paid out in fiscal 2002 with Cdn. $25,000 remaining to be paid in fiscal 2003.
(8)
Morris Perlis became President and Chief Executive Officer of the Corporation on May 1, 2001. In April 2001, Morris Perlis was a consultant to the Corporation and was paid consulting fees of Cdn. $29,600 during this period.

(9)	Represents payments of Directors’ fees.

Compensation of Directors

For the fiscal year ended March 31, 2002, the directors of the Company, who were not salaried employees of the Company, were each paid or accrued (Canadian directors Perlis, Lenz, McWhinnie, and Brigham are paid the amounts below in Canadian dollars, Ryan, a United States based director is paid the amounts below in US dollars):

(a)  an annual retainer of $5,000;

(b)  a fee of $1,500 for each regularly scheduled quarterly Board of Directors meeting attended;

(c)  a fee of $300 for each Board of Directors meeting held by teleconference;

(d)  a fee of $2,500 for acting as the Chairman of a committee;

(e)  a fee of $500 for attendance as a committee member of a regularly scheduled committee meeting; and

(f)  a fee of $300 for each committee meeting held by teleconference.

Matters relating to compensation are the responsibility of the Company’s Compensation Committee. This committee of the Board of Directors presently consists of Cary McWhinnie, and Brendan Ryan and Patrick Brigham.

No amount has been set aside or accrued by the Company and its subsidiaries during the last fiscal year of the Company to provide pension, retirement or similar benefits for directors and officers of the Company, pursuant to any existing plan provided or contributed to by the Company and its subsidiaries.

C.    Board Practices

Directors were elected at the Annual General Meeting of Shareholders held on August 7, 2002, and each will serve until the next Annual General Meeting of Shareholders or until his or her successor is duly elected unless prior thereto he or she resigns or his or her office becomes vacant by reason of death or other cause.

Compensation Committee

Matters relating to compensation are the responsibility of the Company’s Compensation Committee. This committee of the Board of Directors of the Company presently consists of Cary McWhinnie (Chairman), Patrick Brigham, and Brendan Ryan.

The Compensation Committee sets the salary of the President and Chief Executive Officer, subject to the terms of any employment agreement. The Chief Executive Officer recommends the salaries of other senior executive officers for approval by the Compensation Committee. The Compensation Committee establishes incentive policies for the Company and oversees the Option Plan. The Compensation Committee is charged with monitoring and recommending new employment agreements for officers and with the appointment and dismissal of officers. The Compensation Committee bases its recommendations on current markets and the desire to attract and retain high quality executive officers. Compensation, including bonuses and stock options, is awarded for significant contributions to increased shareholder value. In setting policy, the Compensation Committee relies upon the recommendations of relevant officers of the Company but may from time to time make reference to other comparable corporate situations and the advice of independent consultants. The Compensation Committee from time to time reviews the Company’s compensation policies to ensure that these policies remain appropriate.

Audit Committee

The Audit Committee reviews the audited annual financial statements of the Company and certain other public disclosure documents required by regulatory authorities and makes recommendations to the Board with respect to such statements and documents. The Audit Committee also makes recommendations to the Board regarding the appointment of independent auditors, reviews the nature and scope of the annual audit as proposed by the Company’s auditors and management, and reviews with management the risks inherent in the Company’s business and related risk management programs. The Audit Committee also reviews with the Company’s auditors and management the adequacy of the internal accounting control procedures and systems. The Audit Committee members have direct access to the independent auditors. The Company does not have an internal audit department nor does it feel that one is currently required. The Audit Committee consists of Donald Lenz (Chairman), Cary McWhinnie and Patrick Brigham.

D.    Employees

Location	2002	2001	2000
San Diego, CA-USA	40	40	45
Mira Loma, CA-USA	15	15	15
Toronto, Canada	3	3	65
Hong Kong, PRC	20	20	18
Shenzhen, PRC	12	12	10

Temporary employees are used in the Mira Loma, CA-USA distribution center during the peak shipping months of October through December. Temporary employees during this period averaged 15 hourly employees.

E.    Share Ownership

The following table shows the number of our Shares beneficially owned by each director and the named executive officer in subsection 6.B. as of August 30, 2002. Amounts shown are in Canadian dollars.

Name and Principal Position	Shares held directly and beneficially	$ of Outstanding Shares as of Aug. 31, 2002	Options Outstanding	Exercise Price		Expiration Date

Patrick S. Brigham, Chairman and Director	8,595,205	$12,033,287	27,600 10,000	$ $	1.80 1.40	6/30/05 8/30/07

Brendan Ryan Director	*		25,000 10,000	$ $	2.29 1.40	9/10/06 8/30/07

Donald Lenz, Director	*		25,000 17,700 10,000	$ $ $	3.30 1.80 1.40	1/18/05 6/30/05 8/30/07

Cary L. McWhinnie, Director	*		42,150 10,000	$ $	1.80 1.40	6/30/05 8/30/07

Morris Perlis, Director, CEO	*		13,200 200,000 500,000 10,000	$ $ $ $	1.80 0.70 1.37 1.40	6/30/05 4/30/06 1/24/07 8/30/07

Andrew C. Schmidt, Chief Financial Officer	*		100,000 50,000	$ $	0.91 1.35	6/30/06 2/22/07

Darren Richardson, EVP, COO MCI	*		150,000 50,000 30,000 75,000	$ $ $ $	0.91 0.91 0.91 0.91	6/30/06 6/30/05 3/23/04 10/27/03

Tom Roberts,	*		100,000		$0.84	6/30/06
Senior Vice President, MCI			30,000 125,000	$ $	0.84 0.84	6/30/05 8/19/04

Whitney Peterson, Vice President, MCI	*		33,333 20,000 75,000	$ $ $	0.84 0.84 0.84	6/30/06 6/30/05 8/19/04

Warren Cook, Vice President	*		100,000 40,000 20,000 66,667	$ $ $ $	0.84 0.84 0.84 0.84	6/30/06 6/30/05 3/23/04 10/27/03

*	Indicates beneficial ownership of less than 1% of the Shares

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

Shareholder	Year	Shares owned	% outstanding shares
Patrick Brigham	August 31, 2002 Sept. 21, 2001 March 31, 2001 March 31, 2000	8,595,205 8,267,475 4,019,997 4,019,997	16 16 8 10	% % % %

Patrick Brigham does not have any special voting rights that would differentiate his shares from other shareholders.

As at August 31, 2002, there are no arrangements which could result in a change of control at a subsequent date.

B.    Related Party Transactions

In July of 2001, Patrick Brigham, Chairman of the Board, agreed to convert certain subordinated debt owed by the Company to Mr. Brigham of $5,173,428 into 4,247,478 Shares, converted at a price of $1.218. The conversion price was arrived at by calculating the weighted average closing price of the stock (TSE) for the five days prior to conversion.

During the period April 1, 2001 to August 31, 2002, the Company is not aware of any other transactions or loans in which directors, executive officers, holders of ten percent of the Company’s outstanding Shares, or any associate or affiliate of such person, has or had a material interest, direct or indirect.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

See Item 17.

B.    Significant Changes

There were no significant changes since the issuance of the March 31, 2002 financial statements.

Item 9.    The Offer and Listing.

A.    Offer and Listing Details

See Item 9.C.

B.    Plan of Distribution

Not applicable.

C.    Markets

The Shares commenced trading on the TSE in December, 1995 under the symbol “GTR”. The TSE is the primary trading market for the Shares. The Shares began trading on AMEX in the United States on September 14, 1999 under the symbol “GIG.” On September 11, 2001, the Shares began trading on both the AMEX and the TSE under the symbol MCZ to reflect the Company’s name change to Mad Catz Interactive, Inc. The following is a summary of trading, on a quarterly basis, in the Shares on the TSE and AMEX for the fiscal years ended March 31, 2000, 2001, and 2002 and the first two quarters of the fiscal year 2003 along with a monthly presentation for the first six months of fiscal year 2003:

THE TORONTO STOCK EXCHANGE

Fiscal Years ended March 31

	High	Low
2002	$3.04	$0.50
2001	3.15	0.66
2000	6.15	2.40
1999	2.80	0.56
1998	3.45	0.30

Fiscal Year Ended March 31, 2001

	High	Low
1st Quarter	$3.15	$1.40
2nd Quarter	1.90	0.94
3rd Quarter	1.50	0.90
4th Quarter	1.50	0.66

Fiscal Year Ended March 31, 2002

	High	Low
1st Quarter	$1.29	$0.50
2nd Quarter	3.04	1.00
3rd Quarter	2.85	1.58
4th Quarter	2.00	1.22

Fiscal Year 2003

	High	Low
March 2002	$1.76	$1.55
April 2002	1.80	1.41
May 2002	1.69	1.41
June 2002	1.65	1.40
July 2002	1.60	1.05
August 2002	1.46	1.17

AMERICAN STOCK EXCHANGE (in US$)

Fiscal Years Ended March 31

	High	Low
2002	$1.94	$0.34
2001	2.19	0.40
2000	3.75	1.93

Fiscal Year Ended March 31, 2001

	High	Low
1st Quarter	$2.19	$0.93
2nd Quarter	1.25	0.63
3rd Quarter	1.13	0.56
4th Quarter	1.06	0.40

Fiscal Year Ended March 31, 2002

	High	Low
1st Quarter	$0.87	$0.34
2nd Quarter	1.94	0.75
3rd Quarter	1.68	1.07
4th Quarter	1.14	0.80

Fiscal Year 2003

	High	Low
March 2002	$1.14	$0.98
April 2002	1.15	0.88
May 2002	1.11	0.90
June 2002	1.10	0.94
July 2002	1.07	0.66
August 2002	0.95	0.72

D.    Selling Shareholders

Not applicable.

E.    Dilution

Not applicable.

F.    Expenses of the Issue

Not applicable.

Item 10.    Additional Information.

A.    Share Capital

Not applicable.

B.    Incorporation

The Company is incorporated pursuant to the Canada Business Corporations Act (the “Act”) under Corporation Number 294869-9. The Company’s articles of incorporation do not contain any limitations on the objects or purposes of the Company.

The following is a summary of certain provisions of the Company’s bylaws and articles of incorporation:

Directors’ Responsibilities in Matters in Which the Director is Materially Interested

The Company’s articles of incorporation require any of the Company’s directors who has a material interest in any person who is a party to a material contract or proposed material contract with the Company to disclose the nature and extent of their interest. Pursuant to the Act, in the case of a proposed contract, the declaration must be made at the meeting of the Company’s Board of Directors at which the question of entering into the contract is first taken into consideration, or if the interested directors are not present at that meeting the Company’s directors are required to declare their interest at the next meeting. In the case where any of the Company’s directors becomes interested in a contract after it is made, the declaration must be made at the first meeting of directors held after the applicable director has become interested. In the case where a proposed contract is dealt with by resolution instead of at a meeting, the disclosure that would otherwise be required to be made at a meeting must be made forthwith on receipt of the resolution, or if the director was not interested in the proposed contract at the time of receipt of the resolution, at the first meeting after he becomes so interested.

Directors’ Power to Vote on Compensation to Themselves

Subject to the Act, the Company’s articles of association provide that the directors may determine to be paid out of the Company’s funds as remuneration for their service.

Directors’ Borrowing Powers

Under the Company’s Articles and the Act, the Company’s directors may, without authorization of the shareholders, take various actions, including, but not limited to the following: (i) borrow money upon the credit of the Company; (ii) issue, reissue, sell or pledge debt obligations of the Company, whether secured or unsecured; (iii) give directly or indirectly financial assistance to any person by means of a loan, guarantee or otherwise on behalf of the Company to secure any loan or obligation of any person, and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

Retirement of Directors Under an Age Limit Requirement

The Company’s articles of association do not require directors to retire pursuant to an age limit.

Number of Shares Required for a Director’s Qualification

The Company’s articles of association do not provide for a requirement of shares for a director’s qualification.

Rights and Preferences of Shares

The Company’s articles of association permit but do not require the Board of Directors to declare and pay dividends with respect to the Shares. Each holder of Shares is entitled to one vote per share on all matters coming for a vote before the shareholders. There is no cumulative voting. Directors stand for one-year terms and are elected at each annual meeting of shareholders. All holders of Shares are entitled to share equally in any surplus in the event of a liquidation of the Company after the Company’s obligations are repaid. There are no provisions calling for redemption of securities, establishing any sinking fund, or establishing any obligation to participate in further capital calls by the Company. There is no provision discriminating against existing or prospective holders of Shares as a result of such shareholder owning a substantial number of Shares.

Creation of New Securities

The Act provides a holder of shares of any class or series of shares the right to vote on any proposal to create a new class or series upon amendments to the Company’s bylaws or articles of incorporation.

Shareholder Meetings

The Company must hold an annual meeting of its shareholders every calendar year at a time and place determined by the Company’s Directors. The Company’s Board of Directors, the Chairman of the Board, the Chief Executive Officer or the President may at any time convene a special meeting of the shareholders.

At least 21 days’ notice and not more than 50 days’ notice of every general meeting, specifying the place, day and hour of the meeting and, when special business is to be considered, the general nature of such business, must be given to the Company’s shareholders entitled to be present at the meeting by notice given as permitted by the Company’s bylaws.

No business will be transacted at any shareholder meeting unless the requisite quorum is present at the commencement of the business. Subject to the Act, if we have two or more shareholders, a quorum for the transaction of business at a shareholder meeting shall be two persons present in person or by proxy and holding or representing by proxy, not less than five percent (5%) of the shares entitled to vote at the shareholder meeting.

Limitations on the Rights to Own Securities

The Company’s articles of incorporation and bylaws do not provide for any limitations on the rights to own securities.

Change in Control Provisions

The Company’s articles of incorporation and bylaws do not contain any change in control limitations with respect to a merger, acquisition, or corporate restructuring.

Shareholder Ownership Disclosure

The Company’s articles of incorporation and bylaws do not contain any provision governing the ownership threshold above which shareholder ownership must be disclosed.

Changes in Capital

Subject to the Act, the Company may, by resolution of its shareholders, increase the Company’s share capital by the creation of new shares. Subject to the Act, the new shares may be issued upon such terms and conditions and with such rights, privileges, limitations, restrictions and conditions attached to them as the resolution of the shareholders determines.

Except as otherwise provided by the conditions of issue or by the Company’s articles of incorporation. The Company may, by special resolution of the shareholders where required, reduce its share capital in any way subject to any incident authorized and consent required by law.

C.    Material Contracts

The Company entered into the following material contracts during the previous two years, other than contracts entered into in the ordinary course of business.

On July 9, 2001, the Company entered into a lease with H. G. Fenton Company for approximately 14,022 square feet of office space located at 7480 Mission Valley Road, San Diego, California 92108. This office space is occupied by MCI, the Company’s principal subsidiary. The lease commenced on September 1, 2001 and continues in effect until August 31, 2006. The base rent in year one is $20,331.90 per month and increases 4% per year thereafter.

On September 25, 2001. the Company entered into amended loan and security document related to its Credit Facility with Congress Financial Corporation (Central). These amendments were effected to remove any references or obligations related to the Company’s Games Trader business following the discontinuance of that business.

On March 2, 2001, the Company entered into an a licensing agreement with Microsoft to produce and market certain accessories for the X-box console. The license fee is 5% of net sales for licensed products. The license expires on February 28, 2003 and automatically renews for consecutive 12 month periods unless notice is served by either party to terminate the agreement.

On September 28, 2001, the Company entered into a licensing agreement with Immersion for the sale of spinning mass tactile feedback devices (products that “rumble”). The license fee is approximately 2.5% of net sales of licensed product. The agreement is in effect during the life of the relevant Immersion patents.

On July 18, 2002 and August First 2002, the Company entered into additional loan documents to allow its recently formed subsidiaries in the United Kingdom, MCE, and Asia, MCIA, to borrow under the Congress Loan Agreement.

D.    Exchange Controls

(a)  There are no laws or governmental decrees or regulations in Canada that restrict the export or import of capital, or affects the remittance of dividends, interest or other payments to holders of the Company’s securities who are not residents of Canada, other than withholding tax requirements.

(b)  There are no limitations imposed by the laws of Canada, the laws of Ontario or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote Shares of the Company, other than as provided in the Investment Canada Act (Canada) (the “Investment Act”). The following summarizes the principal features of the Investment Act for a non-resident who proposes to acquire Shares. The summary does not anticipate statutory or regulatory amendments.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review, the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a “World Trade Organization Investor.” Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor, would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 2002 is Cdn. $218 million. An investment in the shares of a Canadian business by a non-Canadian other than a “World Trade Organization Investor” when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds Cdn. $5 million, as shown on its financial statements: uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. Given the nature of the Company’s business, it is possible, but not certain, that the Minister might conclude that the Company is engaged in a cultural business. Advice is available from the Department of Heritage in respect of a proposed transaction.

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the Shares. The acquisition of less than a majority but one-third or more of the Shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquired through the ownership of Shares.

Certain transactions relating to Shares are exempt from the Investment Act, and include:

(a)  an acquisition of Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)  an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

(c)  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of Shares.

Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one of more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada’s Competition Law Authority, and the Commissioner of Competition (the “Commissioner”). If or when the Commissioner concludes that a merger (“Merger”), whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply to the Competition Tribunal for an order that the merger not proceed or, in the case of a completed merger, for an order that the merger be dissolved on that the acquirer dispose of shares or assets, as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive Merger review power applies to all Mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive Merger review, the Competition Act provides for a notification regime respecting Mergers of certain size. The regime applies in respect of share acquisitions, asset acquisitions, acquisition of interests in a combination, amalgamations and the creation of certain combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who propose to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i)  aggregate gross assets in Canada that exceed Cdn. $400,000,000.00 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii)  aggregate gross revenue from sales in, from or into Canada that exceed Cdn. $400,000,000.00 for the most recently completed fiscal year shown on the said financial statements; and

(iii)  the party being acquired must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding Cdn. $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to but not exceeding 20% of the votes of a publicly traded corporation, or 35% of the votes in a private corporation will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is net.

If a transaction is pre-notifiable, a filing must be made with the Commissioner containing the prescribed information with respect to the parties, and a waiting period, (either fourteen or forty-two days, depending on whether a long or short form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Commissioner may grant an Advance Ruling Certificate which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Commissioner concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

E.    Taxation

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s Shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital (the “Convention”) and at all relevant times, is resident in the United States and not resident in Canada, deals at arm’s length with the Company, holds the Company’s Shares as capital property and does not use or hold and is not deemed to use or hold the Company’s Shares in or in the course of carrying on business in Canada (a “United States Holder”).

This following summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of the Canada Customs and Revenue Agency. This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian (including U.S.) jurisdiction, which legislation or considerations may differ significantly from those described herein.

Dividends on the Company’s Shares

Generally, dividends paid by Canadian corporations to non-resident shareholders are subject to a withholding tax of 25% of the gross amount of such dividends. However, pursuant to the Convention, the withholding tax rate on the gross amount of dividends paid to residents of the United States is reduced to 15% or, in the case of a U.S. corporation which owns at least 10% of the voting stock of the Canadian corporation paying the dividends, to 5% of the gross amount of such dividends.

Pursuant to the Convention, certain tax-exempt entities resident in the United States may be exempt from Canadian withholding taxes, including any withholding tax levied in respect of dividends received on the Company’s Shares.

Disposition of the Company’s Shares

In general, a United States Holder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s Shares, unless (i) such shares are “taxable Canadian property” within the meaning of the Canadian Tax Act and no relief is afforded under the Convention. The shares of the Company will be taxable Canadian property of a non-resident if at any time during the sixty (60) month period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of a class of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the non-resident did not deal at arm’s length for purposes of the Canadian Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real property (as defined in the Convention) situated in Canada.

F.    Dividends and Paying Agents

Not applicable.

G.    Statement by Experts

Not applicable.

H.    Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and files reports and other information with the Securities and Exchange Commission (the “SEC”). You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, the SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The Company does not file electronically with the SEC. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The Company is required to file reports and other information with the securities commission in all provinces of Canada. You are invited to read and copy any reports, statements or other information, other than confidential filings, that the Company files with the provincial securities commissions. These filings are also electronically available from the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) (http://www.sedar.com), the Canadian equivalent of the SEC’s electronic document gathering and retrieval system.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange act of 1934, as amended, prescribing the furnishing and content of proxy statements to shareholders. The Company has included in this report certain information disclosed in the Company’s Proxy Statement prepared under Canadian securities rules.

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company at the following address: Mad Catz Interactive, Inc., 7480 Mission Valley Road, Ste. 101, San Diego, California 92108, Attention: Investor Relations, telephone number: 619-683-9830.

Item 12.    Quantitative and Qualitative Disclosures About Market Risk.

Quantitative Information About Market Risk

Congress Credit Facility

On September 25, 2000, the Company entered into Loan Agreements with Congress for Congress to provide the Company with lines of credit totaling approximately $35,000,000 for the MCI business; Cdn. $15,000,000 for the Games Trader business. The Credit Facility was amended in September 2001 to remove references and obligations of the Games Trader Business and again in June and August 2002 to allow MCE and MCIA to borrow under the facility. This Credit Facility replaced lines of credit from other lenders which were established by MCI and Games Trader prior to the Company’s acquisition of MCI. Subsequent to March 31, 2001, the Games Trader facility was repaid and closed.

The Credit Facility is being utilized to finance ongoing operations; in addition, a maximum of $10,000,000 may be utilized, at Congress’ discretion, for acquisitions. The Credit Facility is secured by the Company’s assets, including a pledge in favor of Congress of the stock of the Company’s subsidiaries. The interest rate payable on outstanding balances is the U.S. prime rate plus 0.75% for MCI related borrowings. In addition, the Company is obligated to pay Congress (i) a monthly Service Fee of $2,000, (ii) an unused Line Fee equal to 0.25%, and (iii) an Early Termination Fee which ranges from .50% and 1.5% of the Credit Facility. The term of the Credit Facility is three (3) years, with a one (1) year renewal at Congress’ option, and automatic one year renewals, unless either party gives notice of termination.

At August 31, 2002, the outstanding balance of the Credit Facility was approximately $15,370,222.

The Company’s primary market risk exposures are foreign exchange risk and interest rate risk.

Foreign Exchange Risk

The Company’s reporting currency is the US dollar. The Company is exposed to foreign exchange risk associated with its sales to Canadian customers and to United Kingdom customers through its subsidiary Mad Catz Europe, Ltd. Any increase in the value of the US dollar compared with the Canadian dollar or British pound will reduce the Company’s sales revenue expressed in US dollars. The Company historically has not hedged its exposure to foreign exchange risk. The Company plans to hedge it’s sales to the United Kingdom subsidiary Mad Catz Europe, Ltd. in fiscal year 2003. Gains and losses resulting from the effects of changes in the U.S. dollar to Canadian dollar or British pound exchange rate are recorded in income.

Interest Rate Risk

The Company is exposed to interest rate risk on its Credit Facility. Funds advanced to the Company pursuant to the Credit Facility bear interest at the prime rate in Canada and the U.S. (depending on which country funds are advanced from) plus 0.75%. The Company does not hedge its exposures to interest rate risk.

The following table sets out the weighted average interest rates and maturities of the Company’s long-term debt at August 31, 2002.

	Expected to Mature in fiscal year ended March 31,
	2003	2004	2005
	(in millions of dollars, except percentages)
Credit facility
Canadian Dollars	$0.0	n/a	n/a
Average interest rate
US Dollars	$15.4	n/a	n/a
Effective interest rate at March 31, 2002	5.50%
Bank Term Loan
Canadian Dollars	$0.0	n/a	n/a
Average interest rate

Limitations

The discussion above includes only those exposures that existed at August 31, 2002. As a result, the discussion above does not consider exposures or positions that could arise after August 31, 2002. The Company’s ultimate realized gain or loss with respect to foreign exchange and interest rate fluctuations will depend on the exposures that arise during the period, the Company’s hedging strategies, if any, at the time, and the foreign exchange and interest rates.

Qualitative Information About Market Risk

See “Quantitative Information About Market Risk.” elsewhere in this Form 20-F.

Interim Periods

Item	12. Description of Securities Other Than Equity Securities.

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies.

As of August 31, 2002, the Company did not have any defaults, dividend arrearages or delinquencies.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds.

As of August 31, 2002, there have been no material modifications to the rights of security holders and use of proceeds.

PART III

Item 17.    Financial Statements.

(a)  Report and Consolidated Balance Sheets as at March 31, 2002 and 2001 and Statement of Operations and Deficit and Cash flows for the years ended March 31, 2002, 2001 and 2000 reported on by KPMG LLP, Certified Public Accountants. These statements are expressed in US dollars and were prepared in accordance with GAAP in Canada, which vary in certain significant respects from GAAP in the United States. See Note 14 to the financial statements.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Mad Catz Interactive, Inc.:

We have audited the consolidated balance sheets of Mad Catz Interactive, Inc. (formerly GTR Group Inc.) as at March 31, 2002, and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three-year period ended March 31, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002, and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2002, in accordance with accounting principles generally accepted in Canada.

Accounting principles generally accepted in Canada vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended March 31, 2002 and shareholders’ equity as of March 31, 2002 and 2001, to the extent summarized in note 14 to the consolidated financial statements.

KPMG LLP

San Diego, California
May 29, 2002

MAD CATZ INTERACTIVE, INC.

CONSOLIDATED BALANCE SHEETS
(Expressed in U.S. dollars)
March 31, 2002 and 2001

	2002	2001
ASSETS
Current assets:
Cash	$1,902,966	$1,455,480
Accounts receivable	10,276,547	6,810,779
Inventories (note 3)	15,918,898	13,493,306
Prepaid expenses and deposits	634,886	658,373
Future tax assets (note 9)	2,070,835	2,484,398
Income taxes receivable	267,495	178,235

	31,071,627	25,080,571
Deferred financing fees	841,817	1,324,992
Capital assets (note 4)	1,919,749	1,733,516
Goodwill (note 5)	16,362,175	17,529,191

	$50,195,368	$45,668,270

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank loans (note 6)	$4,335,084	$8,670,796
Accounts payable and accrued liabilities	16,106,044	8,562,687
Subordinated debt (note 7)	—	3,338,719

	20,441,128	20,572,202
Future tax liabilities (note 9)	136,886	407,182
Shareholders’ equity:
Capital stock (note 8)	45,554,910	41,823,042
Accumulated other comprehensive income	1,176,715	1,466,886
Deficit	(17,114,271)	(18,601,042)

	29,617,354	24,688,886
Commitments and contingencies (note 12)

	$50,195,368	$45,668,270

MAD CATZ INTERACTIVE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
Net sales	$83,337,134	$58,472,096	$47,821,587
Cost of sales	64,927,895	45,458,773	34,184,138

Gross profit	18,409,239	13,013,323	13,637,449
Expenses (income):
Selling	7,276,113	5,194,493	2,466,815
Administrative	4,934,693	6,249,853	5,233,586
Interest	985,342	863,947	560,582
Interest on bank term loan	—	4,246	—
Interest on subordinated debt	246,781	409,619	—
Amortization	1,009,936	752,514	332,888
Other (income) expenses	—	—	(110,589)
Foreign exchange loss (gain)	(60,511)	200,911	226,836

	14,392,354	13,675,583	8,710,118

Income (loss) before the undernoted	4,016,885	(662,260)	4,927,331
Gain on accounts payable adjustments	—	—	362,582

Income (loss) before income taxes and goodwill charges	4,016,885	(662,260)	5,289,913
Income taxes (note 9)	1,855,544	3,217,371	3,170,219

Income (loss) before goodwill charges and discontinued operations	2,161,341	(3,879,631)	2,119,694
Goodwill charges	976,665	996,549	572,154

Income (loss) from continuing operations	1,184,676	(4,876,180)	1,547,540
Income (loss) from discontinued operations (note 2)	302,095	(19,136,936)	2,238,503

Net income (loss)	1,486,771	(24,013,116)	3,786,043
Retained earnings (deficit), beginning of year	(18,601,042)	5,412,074	1,626,031

Retained earnings (deficit), end of year	$(17,114,271)	$(18,601,042)	$5,412,074

Income (loss) per share before goodwill charges and discontinued operations	$0.04	$(0.09)	$0.06
Income (loss) per share on discontinued operations	0.01	(0.42)	0.06
Loss per share on goodwill charges	(0.02)	(0.02)	(0.01)

Net income (loss) per share (note 11)	$0.03	$(0.53)	$0.11

Diluted net income (loss) per share (note 11)	$0.03	$(0.53)	$0.10

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

	2002	2001	2000
Cash provided by (used in):
Operating activities:
Net income (loss)	$1,486,771	$(24,013,116)	$3,786,043
Adjusted for loss (income) from discontinued operations	(302,095)	19,136,936	(2,238,503)
Items not involving cash:
Write-off of investment	—	271,202	—
Deferred financing fees	603,465	740,715	—
Foreign exchange	(60,511)	208,023	(18,120)
Amortization	1,986,601	1,749,063	905,043
Future income taxes	143,267	414,440	433,691
Director compensation	—	—	102,276
Change in non-cash operating working capital:
Decrease (increase) in accounts receivable	(3,462,953)	8,242,002	(7,808,779)
Decrease (increase) in prepaid expenses and deposits	(96,663)	193,160	121,010
Decrease (increase) in inventories	(2,411,279)	4,588,381	(4,078,876)
Increase (decrease) in accounts payable and accrued liabilities	7,377,328	(2,938,989)	1,301,531
Decrease in income taxes receivable	12,027	1,457,472	2,359,188

Cash provided by continuing operations	5,275,958	10,049,289	(5,135,496)
Cash provided by (used in) discontinued operations	302,095	(8,938,505)	(286,032)
Financing activities:
Deferred financing fees	—	(2,071,834)	—
Shareholder advances	—	3,849	15,108
Preacquisition Mad Catz Inc. loan	—	—	(5,038,607)
Bank indebtedness	—	(4,120,129)	4,225,635
Bank loans	(4,349,018)	4,322,709	(3,357,935)
Bank term loan	—	(163,044)	(308,710)
Subordinated debt	—	4,987,465	—
Repayment of subordinated debt	—	(1,692,136)	—
Mad Catz obligation	—	(3,832,631)	—
Secured debenture	—	—	(453,139)
Proceeds from issue of share capital	367,100	4,252,933	25,503,629
Share issue costs	—	(89,199)	(4,070,325)

	(3,981,918)	1,597,983	16,515,655
Investing activities:
Acquisition of assets, net of cash acquired	—	—	(10,558,689)
Purchase of capital assets	(1,103,614)	(1,237,725)	(3,754,602)

	(1,103,614)	(1,237,725)	(14,313,292)
Effects of exchange rate changes on cash	(45,035)	(15,562)	(15,171)

Increase (decrease) in cash	447,486	1,455,480	(3,234,335)
Cash, beginning of year	1,455,480	—	3,234,335

Cash, end of year	$1,902,966	$1,455,480	—

Supplemental cash flow information:
Income taxes paid	$1,800,000	$1,110,096	558,023
Interest paid	665,862	1,277,812	874,714

See accompanying notes to consolidated financial statements.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in U.S. dollars)
Years Ended March 31, 2002, 2001 and 2000

Mad Catz Interactive, Inc. (formerly GTR Group Inc.) (the “Company”) was incorporated on February 3, 1997 under the Ontario Business Corporations Act and commenced operations on April 7, 1997.

1.    Significant accounting policies:

The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada and, except as described in note 14, conform in all material respects with accounting principles generally accepted in the United States of America. The principal accounting policies followed by the Company, which have been consistently applied, are summarized as follows:

(a)  Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. (“Mad Catz Canada”), Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz, Inc. (“MCI”), Mad Catz (Asia) Ltd., Mad Catz Europe Ltd., FX Unlimited Inc. and Mad Catz Ltd. All significant intercompany transactions and balances have been eliminated on consolidation.

(b)  Revenue recognition:

Revenue from product sales is recognized upon shipment and when title passes to the customer, after making appropriate provision for sales returns and credit memos issued.

(c)  Inventories:

Raw materials, packaging materials and accessories are valued at the lower of cost and replacement cost.

Finished goods are valued at the lower of cost and net realizable value with cost being determined on an average cost basis using the first-in first-out method.

(d)  Capital assets:

Capital assets are stated at cost less accumulated amortization. Amortization is provided over the estimated useful lives of the assets on a straight-line basis at the following annual rates:

Manufacturing and office equipment	20%-33%
Computer hardware	33%
Computer software	33%
Computer system development	33%
Furniture and fixtures	20%
Leasehold improvements	10%
Moulds	33%

The Company assesses the value of its capital assets annually by ensuring the net recoverable amount of its assets exceeds the net carrying amount. In the year of a write-down, capital assets will be reduced by a charge to income.

(e)  Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of identifiable net assets acquired, is amortized on a straight-line basis over 20 years.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

1.    Significant accounting policies (continued):

The Company assesses the continuing value of goodwill each year by reviewing the undiscounted cash flows of the related business, taking into account the risk associated with the investment. In the year of an impairment in value, the goodwill will be reduced by a charge to income.

(f)  Deferred financing fees:

Deferred financing fees include costs related to obtaining debt financing and are amortized on a straight-line basis over the term of the debt.

(g)  Employee stock option plan:

The Company has an employee stock-based option plan, which is described in note 8. No compensation expense is recorded on granting of stock options. Any consideration paid by the employees on the exercise of the stock options or purchase of stock is credited to share capital.

(h)  Income taxes:

Income taxes are accounted for using the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities and for tax loss carryforwards.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that includes the enactment or substantive enactment date. To the extent that it is not “more likely than not” that a future tax asset will be realized, a valuation allowance is provided.

(i)  Foreign currency translation:

The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing April 1, 2001. Gains and losses resulting from foreign currency translation are accumulated as a separate component of consolidated shareholders’ equity (deficit) as accumulated other comprehensive income.

The United States dollar is the functional currency of the Company’s United States operations. The Canadian dollar is the functional currency of the Company’s Canadian operations, which are translated to United States dollars using the current rate method. The British pound is the functional currency of the Company’s United Kingdom operations, which are translated to United States dollars using the current rate method.

Foreign currency transactions and account balances have been translated where applicable into United States dollars as follows: monetary assets and monetary liabilities are translated into United States dollars at the rate of exchange in effect at the balance sheet date; revenue and expenses are translated into United States dollars at the average rates of exchange prevailing during the year. Exchange gains and losses resulting from the translation of these amounts are included in the consolidated statements of operations and deficit.

The assets and liabilities of the Company and of Mad Catz Canada, which have the Canadian dollar as the functional currency, and of Mad Catz Europe Ltd., which has the British pound as its functional currency are considered financially and operationally independent, and are translated into United States dollars at the rate of exchange in effect at year end. The revenue and expenses of these self-sustaining operations are translated at the average rate of exchange in effect during the year. The foreign currency translation adjustment is deferred and included as a separate component of shareholders’ equity.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

1.    Significant accounting policies (continued):

(j)  Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

(k)  Credit risk:

The Company extends credit on an uncollateralized basis to certain of its customers and monitors this on a continuing basis.

(l)  Net income (loss) per share:

Effective April 1, 2001, the Company changed its method of calculating net income (loss) per share, on a retroactive basis, in accordance with Section 3500 of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook. Under the new recommendations, the treasury stock method is used to calculate diluted net income (loss) per share, consistent with United States accounting principles. The treasury stock method assumes any option proceeds would be used to purchase common shares at the average market price during the period. This change has no impact on the reported net income (loss) per share for the prior year presented.

2.    Discontinued operations:

In March 2001, the Company’s Board of Directors adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. These units are accounted for as discontinued operations and, accordingly, amounts in the financial statements and related notes for all periods shown have been restated to reflect discontinued operations accounting. As at March 31, 2002, all of the assets of GTI and ZapYou.com have been disposed of. The Company will maintain a provision for accounts payable and accrued liabilities until such time that all recognized obligations of the previous GTI and ZapYou.com businesses are settled.

During 2002, the Company recorded a net gain of $302,095 (2001—net loss of $19,136,936, 2000—net gain of $2,238,503), net of income taxes of nil (2001—net of income tax recovery of $4,168,262, 2000—net of income tax recovery of $3,844,910) in respect of GTI and ZapYou.com business units. Net revenue applicable to GTI and ZapYou.com during the years presented was nil (2001—$16,767,565, 2000—$23,597,251). The 2002 gain from discontinued operations is a result of revaluing the fiscal 2001 provisions to provide for the expected future liabilities associated with the GTI and ZapYou.com businesses. The 2001 loss from discontinued operations includes accrued charges of $1,018,754 for estimated costs to exit the GTI and ZapYou.com business units. The loss also includes the following writedowns of assets to their net realizable value related to the dispositions of the business units:

Inventories	$2,657,944
Capital assets	2,093,929
Goodwill	2,215,866
Future tax asset	3,947,411
Accounts receivable	2,011,766

$12,926,916

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

2.    Discontinued operations (continued):

The assets of the GTI and ZapYou.com business units in the consolidated balance sheets include the following:

	2002	2001
Cash	$520,836	$802,360
Inventories	—	2,140,805
Accounts receivable	—	1,634,818
Capital assets	—	69,784

	$520,836	$4,647,767

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	2002	2001
Bank loan	$—	$1,928,913
Accounts payable and accrued liabilities	$424,305	$2,627,291

	$424,305	4,556,204

The Company anticipates additional expenses relating to legal expenses, salaries and severance expenses of $424,305 to be incurred relating to the disposition of its GTI and ZapYou.com business units. These expenses have been accrued in the current year’s financial statements and are reflected in the above accrued liabilities amounts.

During 2002, GTI paid $25,369 (2001-$722,744, 2000-$254,747) in interest expense in respect of the discontinued operations.

3.    Inventories:
	2002	2001
Raw materials	$4,516,360	$4,007,946
Finished goods	11,163,351	9,071,391
Packaging materials and accessories	239,187	413,969

	$15,918,898	$13,493,306

Raw materials in 2001 represent unprocessed and unpackaged game cartridges and computer chips. In 2002, raw materials represent computer chips only.

During 2001, inventories of $2,657,944 were written down in respect of liquidating GTI inventories (note 2).

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

4.    Capital assets:

			2002	2001
	Cost	Accumulated amortization	Net book value	Net book value
Manufacturing and office equipment	$156,108	$75,220	$80,888	$158,945
Computer hardware	869,895	453,816	416,079	192,389
Computer software	222,354	105,319	117,035	108,845
Computer system development	3,200	711	2,489	11,473
Furniture and fixtures	147,898	51,112	96,786	28,547
Leasehold improvements	415,830	137,911	277,919	198,413
Moulds	2,303,829	1,375,276	928,553	1,034,904

	$4,119,114	$2,199,365	$1,919,749	$1,733,516

During 2001, $994,070 and $1,099,859 of capital assets were written down to their estimated net recoverable amount of $69,784 in respect of GTI and ZapYou.com, respectively (note 2). Capital assets written down included furniture and fixtures, computer hardware and software, computer system development costs, leasehold improvements and racks and kiosks.

5.    Goodwill:

			2002	2001
	Cost	Accumulated amortization	Net book value	Net book value
Goodwill	$18,787,443	$2,425,268	$16,362,175	$17,529,191

During 2001, $2,215,866 of goodwill was written off as part of discontinued operations in respect of the original purchase of GTI (note 2).

6.    Bank loans:

On September 25, 2000, MCI signed a loan agreement with Congress Financial Corporation (Central) (“Congress”) to borrow up to $35,000,000 under a revolving line of credit. The line of credit accrues interest on the daily outstanding balance at U.S. prime rate plus 0.75% per annum, expires in 2003 and must be repaid in United States dollars. The line of credit is secured by a first priority interest in MCI’s inventories, equipment, accounts receivable and investment properties. The line of credit is guaranteed by the Company.

On September 25, 2000, GTI signed a loan agreement with Congress to borrow up to Cdn. $15,000,000 under a revolving line of credit. The line of credit accrues interest on the daily outstanding United States dollar balance at U.S. prime rate plus 0.75% per annum and on the Canadian dollar balance at Canadian prime rate plus 0.75%. The line expires in 2003. The line of credit is secured by a first priority interest in GTI’s inventories, equipment, accounts receivable and investment properties. The line of credit is guaranteed by the Company and MCI. In fiscal year 2002, the GTI portion of the bank loan was repaid in full, and the line of credit was closed.

The Company has also been granted $10,000,000 line of credit from Congress to be used for acquisition purposes under the same conditions and terms as the lines of credit described above.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

6.    Bank loans (continued):

The Congress loan agreements also require the borrowers to meet a monthly consolidated tangible net worth covenant. As at March 31, 2002, the Company was in compliance with this covenant.

7.    Subordinated debt:

On September 18, 2000, the Company signed a loan agreement with a shareholder and director to borrow $5,000,000. The loan accrued interest on the daily outstanding balance at 14% per annum. As at July 17, 2001, an agreement was reached to convert the outstanding loan to equity. The balance of the loan at that date was $3,361,770, which included $23,051 of unpaid interest due. The loan was converted at a share price of Cdn. $1.218 which was the five day average share price for the period from June 12 to June 18, 2001. A total of 4,247,478 shares were issued.

Additional conditions of the loan required the Company to issue 200,000 warrants to purchase the Company’s common stock. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.91. The warrants expire on September 18, 2002.

8.    Capital stock:

(a)  Authorized:

Unlimited Class A preferred shares
Unlimited Class B preferred shares
Unlimited common shares

(b)  Issued:

Common shares	Number of shares	Amount
Balance, March 31, 1999	29,174,088	$10,835,506
Exercise of options under stock option plan	254,008	293,954
Shares issued for cash	9,118	24,605
Shares issued on exercise of warrants	1,519,192	970,231
Shares issued for April financing	4,500,000	9,742,938
Exercise of other stock options	482,100	298,227
Shares issued for September financing	4,675,000	14,459,756
Share issue costs, net of tax effect	—	(2,140,409)

Balance, March 31, 2000	40,613,506	$34,484,808
Exercise of options under stock option plan	225,999	177,634
Shares issued on exercise of warrants	5,303,791	4,071,801
Shares issued for Mad Catz purchase	2,059,739	3,266,731
Warrants purchased	—	(96,733)
Share issue costs, net of tax effect	—	(81,199)

Balance, March 31, 2001	48,203,035	41,823,042
Exercise of options under stock option plan	459,035	370,098
Shares issued on conversion of subordinated debt (note 7)	4,247,478	3,361,770

Balance, March 31, 2002	52,909,548	$45,554,910

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

8.    Capital stock (continued):

(c)  Share purchase warrants:

At March 31, 2002, the following share purchase warrants are outstanding:

	Price	Expiring
200,000	$0.91	September 2002

Each share purchase warrant entitles the holder to acquire one common share of the Company at the price specified.

(d)  Stock option plan:

Under the Company’s share option plan (the “Plan”), options are granted to purchase common shares and are exercisable over a period of a maximum of five years. Directors options vest immediately and other option is vest over a period of three years. As part of the Plan the following director, officer and employee stock options have been granted and are outstanding:

	2002		2001
	Options	Weighted average exercise price	Options	Weighted average exercise price
Outstanding, beginning of year	2,443,410	$1.51	1,900,659	$2.00
Granted	1,928,833	0.68	977,250	1.15
Exercised	(459,035)	0.84	(225,999)	0.79
Expired/cancelled	(411,741)	1.27	(208,500)	1.94

Outstanding, end of year	3,501,467	1.16	2,443,410	1.51

The following summarizes information about stock options outstanding as at March 31, 2002:

	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining contractual life in years	Weighted average exercise price	Number exercisable	Weighted average exercise price
$0.45-0.60	1,309,167	4.0	$0.55	663,176	$0.53
$0.85-1.22	971,300	4.2	0.98	571,510	1.01
$1.27-1.90	701,000	2.6	1.63	684,000	1.62
$2.06-2.47	520,000	2.3	2.39	520,000	2.39

	3,501,467	3.5	1.16	2,438,686	1.35

9.    Income taxes:

(a)  The income tax provision consists of the following:

	2002	2001	2000
Current income tax expense	$1,712,277	$2,236,258	$2,711,379
Future income tax expense	143,267	981,113	458,840

	$1,855,544	$3,217,371	$3,170,219

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

9.    Income taxes (continued):

(b)  The difference between the amount of the reported income tax provision and the amount computed by multiplying the income before income taxes by the Company’s applicable statutory tax rate of approximately 39% (2001-42%, 2000-approximately 45%) is reconciled as follows:

	2002	2001	2000
Income tax expense using the Company’s statutory tax rates	$1,174,133	$(867,609)	$2,314,090
Income taxed in foreign jurisdictions	58,430	(42,504)	(283,322)
Write-off of losses previously tax benefited	—	1,730,692	—
Temporary differences not tax-benefited	333,706	1,618,355	781,005
Amortization of goodwill	377,188	419,746	255,295
Other	(87,913)	(81,072)	79,361
Large Corporations Tax	—	—	23,790
Write-off of disputed income tax receivable	—	439,763	—

	$1,855,544	$3,217,371	$3,170,219

(c)  The tax effect of temporary differences that give rise to significant portions of the future tax assets and liabilities at March 31, 2002 is as follows:

Future tax assets—current:
State taxes paid/deductible in future	$138,117
Inventories	763,246
Accounts receivable	1,419,535

2,320,898
Less valuation allowance	(250,063)

Net future tax assets—current	$2,070,835

Future tax assets—non-current:
Unclaimed scientific research expenditures	$149,898
Capital assets	218,488
Deferred financing fees	661,311
Tax loss carryforward	9,710,372
Goodwill	712,847

11,452,916
Less valuation allowance	(11,452,916)

Net future tax assets—non-current	$—

Future tax liabilities—non-current:
Future inventory deduction	$136,886

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

9.    Income taxes (continued):

(d)  The Company has non-capital income tax losses of $9,324,000, which may be carried forward to reduce future years’ taxable income. These losses expire as follows:

2004	$646,000
2005	654,000
2006	500,000
2007	1,600,000
2008	3,691,000
2009	2,233,000

$9,324,000

The Company also has net capital tax losses of approximately $1,975,000, which are available indefinitely to offset capital gains.

The Company’s Canadian subsidiary has non-capital income tax losses of $21,210,500, which may be carried forward to reduce future years’ taxable income. These losses expire as follows:

2003	$2,082,000
2004	3,750,000
2005	1,873,000
2006	4,500
2007	638,000
2008	7,218,000
2009	5,645,000

$21,210,500

(e)  The Company is undergoing tax audits of the 1996 to 1998 taxation years. No reassessments have been received and the outcome of the audits is not determinable at this time.

One of the Company’s foreign subsidiaries’ tax filings for prior taxation years are being reviewed by foreign tax authorities. No reassessments have been received by the Company’s foreign subsidiary and the outcome of this review is not determinable at this time.

(f)  The Company operates one of its foreign subsidiaries on the basis that its operations in certain jurisdictions are exempted from taxation in these jurisdictions. The Company understands that its tax position with respect to these jurisdictions is subject to challenge and or change by the applicable foreign tax authority.

10.    Financial instruments:

The carrying values of the Company’s financial instruments, including cash, accounts receivable and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. The carrying values of the bank loan and the subordinated debt approximate their fair values as the interest rates are those which are currently available to the Company.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

11.    Net income (loss) per share:

(a)  Basic:

Basic net income (loss) per share are based on the weighted average number of common shares issued and outstanding during the year calculated on an annual basis being 51,188,889 (2001-45,297,305, 2000-34,746,433).

(b)  Diluted:

The following table sets forth the computation of diluted income (loss) per share:

	2002	2001	2000
Numerator:
Net income (loss)	$1,486,771	$(24,013,116)	$3,786,043

Net income (loss) available to common shareholders	$1,486,771	$(24,013,116)	$3,786,043

Denominator:
Weighted average common shares outstanding	51,188,889	45,297,305	34,746,433
Effect of dilutive securities:
Employee stock options and warrants	767,806	—	2,387,580

Weighted average shares—diluted	51,956,695	45,297,305	37,134,013

In 2002, 1,222,100 options were not included as they were considered anti-dilutive. Stock options and warrants were not included in 2001 as they are considered anti-dilutive.

12.    Commitments and contingencies:

(a)  The following are the payments required under operating leases for the next five years:

Year ending March 31:
2003	$877,554
2004	779,279
2005	834,878
2006	836,716
2007	170,547

$3,498,974

(b)  Royalty and license agreements:

The Company has licensing agreements to utilize existing design and utility technology with its products. The Company also has royalty agreements for use of licensed trademarks and celebrity endorsements. These agreements have royalty and licensing fees based on different percentages of certain types of sales or a predetermined amount per unit. The minimum royalty payable under these agreements for fiscal year 2003 is approximately $1,000,000.

(c)  Other:

There are a number of legal actions against the Company, none of which, in the opinion of management, is expected to have a material adverse impact on the financial position or results of operations of the Company.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

13.    Segmented data:

The Company’s sales and capital assets are attributed to the following countries:

	2002	2001	2000
Net sales:
Canada	$1,450,556	$1,779,267	$141,636
United States	71,743,787	46,702,230	34,446,367
International	10,142,791	9,990,599	13,233,584

	$83,337,134	$58,472,096	$47,821,587

Revenue is attributed to countries based on the location of the customer. During the year, the Company sold a total of 48% of its products to two customers (2001-43% to two customers, 2000-48% to two customers).

	2002	2001
Capital assets:
Canada	$1,175	$69,783
United States	902,323	557,270
International	1,016,251	1,106,463

	$1,919,749	$1,733,516

Goodwill for both years presented is attributed to Canada.

14.    Canadian and United States accounting policy differences:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) as applied in Canada. In certain respects, GAAP as applied in the United States differs from that applied in Canada.

Reconciliation of net income (loss) determined in accordance with generally accepted accounting principles in Canada to net income (loss) determined under accounting principles generally accepted in the United States of America is as follows:

2002
Income from continuing operations, as reported	$1,184,676
Compensation expense(a)	(517,270)

Income from continuing operations in accordance with accounting principles generally accepted in the United States	$667,406

Net income (loss) per share in accordance with United States accounting principles:
Basic and diluted	$0.01

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

14.    Canadian and United States accounting policy differences (continued):

For the years ended March 31, 2001 and 2000, there were no material differences between Canadian and United States GAAP. The areas of material difference between Canadian and United States GAAP and their impact on the consolidated financial statements of the Company for the year ended March 31, 2002 are described as follows:

(a)  Stock-based compensation:

For United States GAAP purposes, the Company measures compensation using the intrinsic value method as specified by APB Opinion 25. During the year, 859,501 options with exercise prices ranging from Cdn. $0.94 to Cdn. $2.00 were repriced to Cdn. $0.84 and 100,000 options at Cdn. $2.00 were repriced to Cdn. $0.90. Under United States GAAP, subsequent to the repricing, these options would be considered variable resulting in compensation expense. Based on the March 31, 2002 share price, compensation expense related to the repricing of the above noted options is calculated to be $517,270. Under Canadian GAAP there would be no compensation expense recorded for the above noted stock option repricing.

(b)  Income taxes:

Included in the caption “Income taxes” is the tax effect of various adjustments where appropriate and the impact of substantively enacted rate changes that would not have been recorded under United States GAAP. Under Canadian GAAP, future income tax assets and liabilities are remeasured for substantively enacted rate changes, whereas under United States GAAP, future income tax assets and liabilities are only measured for enacted tax rates. There is no impact of applying substantively enacted tax rates in 2002 and 2001.

(c)  Operating income before amortization:

United States GAAP requires that amortization be included in the determination of operating income and does not permit the disclosure of a subtotal of the amount of operating income before this item. Canadian GAAP permits the disclosure of a subtotal of the amount of operating income before this item.

(d)  Impact of recent United States accounting pronouncements:

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 was effective as of July 1, 2001 and SFAS No. 142 is effective April 1, 2002. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations. SFAS 141 specifies criteria that intangible assets acquired in a business combination must meet to be recognized and reported separately from goodwill. SFAS No. 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121 and, subsequently, SFAS No. 144 after its adoption. The CICA has adopted similar standards and, accordingly, there will be no United States—Canadian GAAP differences arising from the addition of these standards. The Company has no intangible assets.

MAD CATZ INTERACTIVE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)
(Expressed in U.S. dollars)
Years ended March 31, 2002, 2001 and 2000

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. SFAS No. 144 also broadens the definition of discontinued operations to include all distinguishable components of an entity that will be eliminated from ongoing operations. The Company is required to adopt SFAS No. 144 on April 1, 2002 on a prospective basis.

Item 18.    Financial Statements.

Not applicable.

Item 19.    Exhibits.

Number	Description

1.1	Articles of Incorporation and Amendments thereto(1)

1.2	By-Laws(2)

2.1	Shareholder Rights Plan Agreement between GTR Group Inc. and Montreal Trust Company of Canada, dated as May 26, 2000

4.1	Transfer Agreement dated April 14, 1997 among and between Tecmar Technologies Incorporated, Tecmar Technologies International Inc. and Storage One, Inc.(3)

4.2	Purchase and Sale Agreement dated April 14, 1997 among and between Tecmar Technologies Incorporated, Tecmar Technologies International Inc. and Storage One, Inc.(3)

4.3
Agreement dated March 4, 1999 among and between Movies and Games 4 Sale, L.P., Movies and Games, Inc., Hunt Capital Partners, L.P., RCD Investments No. 2, Ltd., M4s, Inc., Brad Painter, Games Trader Inc., and 1328158 Ontario Inc.(3)

4.4	Share Purchase Agreement dated August 19, 1999, among and between GTR Group Inc., Mad Catz, Inc. and others(3)

4.5	Non-Competition Agreement dated August 31, 1999, among and between Thomas Roberts, GTR Group Inc., Mad Catz, Inc., FX Unlimited, Inc., and Mad Catz (Asia) Limited(3)

4.6	Loan Agreement between Congress Financial Corporation (Canada) and 1328158 Ontario Inc., dated September 25, 2000(3)

4.7	Loan Agreement between Congress Corporation (Central) and Mad Catz, Inc., dated September 25, 2000(3)

4.8	Guarantee from GTR Group Inc. to Congress Financial Corporation (Canada), dated September 25, 2000

4.9	Guarantee from 1328158 Ontario Inc. to Congress Financial Corporation (Canada), dated September 25, 2000(3)

4.10	General Security Agreement among and between Mad Catz, Inc., FX Unlimited, Inc., and Congress Financial Corporation (Central), dated September 25, 2000(3)

4.11	Guarantee from Mad Catz, Inc. to Congress Financial Corporation (Central), dated September 25, 2000(3)

4.12	Employment Agreement between Mad Catz, Inc. and Darren Richardson, dated May 18, 2000

4.13	Consulting Agreement by and between GTR Group Inc. and Morris Perlis & Associates Inc. dated as of February 26, 2001

4.14	Standard Industrial Lease between H. G. Fenton Company and Mad Catz Inc., dated July 9, 2001

4.15	Employment Agreement between Mad Catz, Inc. and Andrew C. Schmidt, dated July 1, 2001

4.16	First Amended and Restated Loan Agreement between Congress Financial Corporation (Central) and Mad Catz, Inc., dated as of September 5, 2001

4.17	Amended and Restated General Security Agreement by and among Mad Catz Inc., FX Unlimited, Inc. and Congress Financial Corporation (Central), dated as of November 30, 2001

4.18	Amending Agreement between Mad Catz, Inc. and Congress Financial Corporation (Central), dated as of June 18, 2002

4.19	Guarantee and Debenture between Mad Catz Limited, Mad Catz Europe Limited and Congress Financial Corporation (Central), dated as of June 18, 2002

4.20	Guarantee from 1328158 Ontario Inc. to Congress Financial Corporation (Central), dated as of August 1, 2002

4.21	Guarantee and Indemnity provided by Mad Catz (Asia) Limited in favor of Congress Financial Corporation (Central), dated as of August 1, 2002

Number	Description

4.22	Debenture provided by Mad Catz (Asia) Limited in favor of Congress Financial Corporation (Central), dated as of August 1, 2002

4.23
Charge Over Shares made by Mad Catz Interactive, Inc. and 1328158 Ontario Inc. in favor of Congress Financial Corporation (Central) with respect to the shares of Mad Catz (Asia) Limited, dated as of August 1, 2002

4.24	Share Pledge Agreement made by Mad Catz Interactive, Inc. in favor of Congress Financial Corporation (Central) with respect to the shares of Mad Catz (Asia) Limited, dated as of August 1, 2002

4.25	Share Pledge Agreement made by 1328158 Ontario Inc. in favor of Congress Financial Corporation (Central) with respect to the shares of Mad Catz (Asia) Limited, dated as of August 1, 2002

4.26	Amended and Restated Incentive Stock Option Plan of the Company

4.27	Form of Incentive Stock Option Plan

8.1	Subsidiaries

(1)	Previously filed as an exhibit to the Annual Report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on October 15, 2001 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registration Statement on Form 20-F, dated June 1, 1999, filed with the SEC on June 3, 1999 and incorporated herein by reference.
(3)	Previously filed as an exhibit to the Annual Report on Form 20-F of Games Trader Inc. for the fiscal year ended March 31, 2000 and incorporated herein by reference.

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

MAD CATZ INTERACTIVE, INC.

By:	/s/ MORRIS A. PERLIS
Morris A. Perlis President and Chief Executive Officer

By:	/s/ ANDREW C. SCHMIDT
Andrew C. Schmidt Chief Financial Officer

Date: September 27, 2002

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Morris A. Perlis, certify that:

1.  I have reviewed this annual report on Form 20-F of Mad Catz Interactive, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

/s/ MORRIS A. PERLIS
Morris A. Perlis President and Chief Executive Officer

Date: September 27, 2002

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Andrew C. Schmidt, certify that:

1.  I  have reviewed this annual report on Form 20-F of Mad Catz Interactive, Inc.;

2.  Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.  Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

/s/ ANDREW C. SCHMIDT
Andrew C. Schmidt Chief Financial Officer

Date: September 27, 2002